SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                          INTERNET COMMERCE CORPORATION
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)
       CLASS A WARRANTS TO PURCHASE ONE SHARE OF CLASS A COMMON STOCK
                            AND ONE CLASS B WARRANT
         CLASS B WARRANTS TO PURCHASE ONE SHARE OF CLASS A COMMON STOCK
                       (TITLE OF EACH CLASS OF SECURITIES)

                       Class A Common Stock - 460 59F 10 9
                         Class A Warrants - 460 59F 11 7
                         Class B Warrants - 460 59F 12 5
                   (CUSIP NUMBERS OF EACH CLASS OF SECURITIES)

                                RICHARD J. BERMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 271-7640
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

                                  With Copy to:

                             PETER S. KOLEVZON, ESQ.
                       KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                                  JUNE 30, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

               TRANSACTION VALUATION (1) AMOUNT OF FILING FEE (2)

        -------------------------                    ------------------------
              $2,253,292                                      $626.42

(1) Solely for the purpose of calculating the filing fee and based on 207,495 shares of Class A Common Stock (which is the maximum number of shares of Class A Common Stock that may be issued) valued at the average of the high and low prices on June 25, 1999 of $10.8595.

(2) Fee calculated in accordance with Rule 0-11(b)(2) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________             Filing Party: ________________

Form or Registration No.: ___________             Date Filed: __________________

ITEM 1. SECURITY AND ISSUER.

(a) The issuer of the securities to which this Statement relates is Internet Commerce Corporation ("ICC"), a Delaware corporation. The principal executive officers of the Company are located at 805 Third Avenue, New York, New York 10022.

(b) As of the date hereof, there were (i) 1,184,715 Class A Warrants outstanding; each such Class A Warrant entitles the holder thereof to purchase one share of ICC's Class A Common Stock, $.01 par value per share, and one Class B Warrant upon payment of the exercise price in cash; and (ii) 950,490 Class B Warrants outstanding; each such Class B Warrant entitles the holder thereof to purchase one share of Class A Common Stock upon payment of the exercise price in cash. The exercise prices of a Class A Warrant and a Class B Warrant on the date hereof are $23.20 and $31.22, respectively, and such exercise prices are subject to change pursuant to the anti-dilution provisions of such Warrants. Upon the terms and subject to the conditions set forth in the Offering Circular, dated June 30, 1999, as the same may be amended or supplemented from time to time, and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively, we are offering to exchange (the "Exchange Offer") (i) one share of Class A Common Stock for eight (8) Class A Warrants and (ii) one share of Class A Common Stock for sixteen (16) Class B Warrants. The information under the captions "Summary" and "The Exchange Offer--Terms of the Exchange Offer" in the Offering Circular is incorporated herein by reference. To our knowledge, no officer, director or affiliate of ours beneficially owns any of the Warrants.

(c) Our Class A Common Stock is listed on the Nasdaq SmallCap Market under the symbol "ICCSA." The Warrants are currently traded in the over-the-counter market on the "OTC Electronic Bulletin Board" under the symbols "ICCSW" for the Class A Warrants and "ICCSZ" for the Class B Warrants. For further information, see "Description of Securities" and "Price Range of Class A Common Stock and Warrants" in the Offering Circular, which is incorporated herein by reference.

(d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information under the captions "The Exchange Offer--Terms of the Exchange Offer" in the Offering Circular is incorporated herein by reference.

(b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

The information under the captions "Summary--Background of the Exchange Offer," "--The Exchange Offer," and "--Purpose of the Exchange Offer" in the Offering Circular is incorporated herein by reference. The Warrants are to be cancelled upon consummation of the Exchange Offer.

(a)   Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) The Exchange Offer may result in the Warrants becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

Neither we nor, to our knowledge, any person referred to in Instruction C of this Schedule or any associate or subsidiary of any such person, including any executive officer or director of any such subsidiary, has effected any transaction in the Warrants during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

None.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

No persons have been employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer. Morrow & Co., Inc. has been retained as "information agent" to administer the Exchange Offer and will be paid a negotiated fee of approximately $20,000 plus disbursements for its services, regardless of how many Warrants are tendered for exchange.

ITEM 7. FINANCIAL INFORMATION.

(a) We incorporate herein by reference the information in our Annual Report on Form 10-KSB for the year ended July 31, 1998 and in our Quarterly Report on Form 10-QSB, for the quarter ended April 30, 1999, as amended by our Quarterly Report on Form 10-QSB/A, and the information contained under the caption "Summary Financial Information" in the Offering Circular is incorporated herein by reference.

(b) The information contained under the caption "Summary Financial Information" in the Offering Circular is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

(a) The information contained under the captions "Summary--Background of the Exchange Offer" in the Offering Circular is incorporated herein by reference.

(b) Upon exchange of the Warrants, we will issue the Class A Common Stock in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 3(a)(9) thereof.

(c) Not applicable.

(d) Not applicable.

(e) The Offering Circular and the related Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, set forth additional material information, and such material information is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)            Offering Circular, dated June 30, 1999.
(a)(2)            Form of Letter of Transmittal.
(a)(3)            Form of Letter to Our Clients.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Bankers, Trust Companies and other Nominees.
(a)(5)            Form of Notice of Guaranteed Delivery.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)               Not applicable.
(c)               None.
(d)               Opinion of Kramer Levin Naftalis & Frankel LLP.
(e)               None.
(f)               None.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1999

                                      INTERNET COMMERCE CORPORATION

                                      By: /s/ Richard J. Berman
                                         ------------------------------------
                                      Name:   Richard J. Berman
                                      Title:  Chairman of the Board and Chief
                                              Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)            Offering Circular, dated June 30, 1999.
(a)(2)            Form of Letter of Transmittal.
(a)(3)            Form of Letter to Our Clients.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Bankers, Trust Companies and other Nominees.
(a)(5)            Form of Notice of Guaranteed Delivery.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(b)               Not applicable.
(c)               None.
(d)               Opinion of Kramer Levin Naftalis & Frankel LLP.
(e)               None.
(f)               None.

                                                               Exhibit (a)(1)

                   [INTERNET COMMERCE CORPORATION LETTERHEAD]

                                                                 June 30, 1999

Dear Warrantholder:

         Internet Commerce Corporation is offering to exchange one share of Class A Common Stock, $.01 par value per share, for each eight outstanding Class A Warrants and one share of Class A Common Stock for each sixteen outstanding Class B Warrants. The exchange offer is not conditioned upon the exchange of a minimum number of warrants. The exchange offer will expire at 9:00 a.m. on July 30, 1999 unless extended.

         The accompanying Offering Circular provides important information about Internet Commerce Corporation and the detailed terms of the exchange offer. Please read and consider the information contained in the Offering Circular carefully. Any holder of warrants electing to tender his warrants pursuant to the exchange offer must complete and sign the Letter of Transmittal, in accordance with its instructions, and forward or hand deliver it, together with the certificates representing the tendered warrants, to the exchange agent at its address set forth on the back cover page of the Offering Circular. Any beneficial owner of warrants whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should not use the Letter of Transmittal, but is instead urged to contact the registered holder(s) of such securities promptly to instruct the registered holder(s) whether to tender your securities.

         Questions and requests for assistance or for additional copies of the Offering Circular or Letter of Transmittal should be directed to the information agent at its address and telephone number set forth on the back cover page of the Offering Circular.

         Again, we urge you to give your careful consideration to the offer described in the accompanying Offering Circular.

                                   Sincerely yours,

                                   /s/ Richard J. Berman
                                   -------------------------------------
                                   Richard J. Berman
                                   Chairman and Chief Executive Officer

Offering Circular

                          INTERNET COMMERCE CORPORATION

                                Offer to Exchange
                      One Share of Class A Common Stock for
                     Eight (8) Outstanding Class A Warrants
                                       and
                      One Share of Class A Common Stock for
                    Sixteen (16) Outstanding Class B Warrants

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME,
                ON JULY 30, 1999, UNLESS THE OFFER IS EXTENDED.

         Internet Commerce Corporation, a Delaware corporation, hereby offers, upon the terms and conditions set forth in this Offering Circular, and in the accompanying Letter of Transmittal, to exchange (i) one share of Class A Common Stock, $.01 par value per share, for each eight (8) outstanding Class A Warrants and (ii) one share of Class A Common Stock for each sixteen (16) outstanding Class B Warrants. Each Class A Warrant entitles the holder thereof to purchase one share of Class A Common Stock and one Class B Warrant upon payment of the exercise price in cash. The exercise price of a Class A Warrant on the date of this Offering Circular is $23.20 and is subject to change pursuant to the anti-dilution provisions of the Class A Warrants. Each Class B Warrant entitles the holder thereof to purchase one share of Class A Common Stock upon payment of the exercise price in cash. The exercise price of a Class B Warrant on the date of this Offering Circular is $31.22 and is subject to change pursuant to the anti-dilution provisions of the Class B Warrants. See "Description of Securities--Warrants."

         This exchange offer is open to all holders of outstanding Warrants and is not conditioned upon the exchange of a minimum number of Warrants. Our Class A Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "ICCSA." On June 29, 1999, the last reported sales price for the Class A Common Stock was $12.00. Our Class A Warrants and Class B Warrants are currently traded in the over-the-counter market on the "OTC Electronic Bulletin Board" under the symbols "ICCSW" and "ICCSZ," respectively. On June 29, 1999, the last reported sales prices for the Class A Warrants and the Class B Warrants were $.63 and $.03, respectively. See "Price Range of Class A Common Stock and Warrants." HOLDERS OF WARRANTS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE CLASS A COMMON STOCK, CLASS A WARRANTS AND CLASS B WARRANTS.

         As of the date of this Offering Circular, there are 1,184,715 Class A Warrants and 950,490 Class B Warrants outstanding. See "Description of Securities-Warrants." The exchange offer is being made for all of the outstanding Warrants. The Warrants were issued in our initial public offering in 1995 and in a private placement in our fiscal quarter ended April 30, 1997. No fractional shares of Class A Common Stock will be issued in the exchange offer. Rather, fractional shares of Class A Common Stock will be rounded up to the nearest whole number of shares of Class A Common Stock.

         Subject to applicable securities laws and the terms set forth in this Offering Circular, we reserve the right to waive any and all conditions to the exchange offer, to extend the exchange offer and otherwise to amend the exchange offer, in any respect.

         You are urged to read carefully "Risks Relating to The Exchange Offer" on page 12 and "Other Risk Factors" commencing on page 27.


                  The exchange agent for the exchange offer is:
                    AMERICAN STOCK TRANSFER AND TRUST COMPANY

               The date of this Offering Circular is June 30, 1999

THIS  TRANSACTION  HAS NOT BEEN APPROVED OR  DISAPPROVED  BY THE  SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                    IMPORTANT

         Any beneficial holder of Warrants desiring to tender all or any portion of his or her Warrants should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificates representing tendered Warrants and any other required documents, to the exchange agent or (ii) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction. Holders who wish to tender Warrants and whose certificates representing such Warrants are not immediately available may tender such Warrants by following the procedures for guaranteed delivery set forth in "The Exchange Offer--Procedures for Tendering Warrants."

         BENEFICIAL  HOLDERS  WHOSE  WARRANTS  ARE  REGISTERED  IN THE NAME OF A
BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH PERSON IF THEY DESIRE TO TENDER THEIR WARRANTS.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF US AS TO WHETHER HOLDERS OF WARRANTS SHOULD TENDER THEIR WARRANTS PURSUANT TO THE EXCHANGE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF ICC SINCE THE DATE HEREOF.

         This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities covered by this Offering Circular, nor does it constitute an offer to sell or a solicitation of an offer to buy any such securities by any person in any jurisdiction in which such offer or solicitation would be unlawful.

         We are making this exchange offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. We therefore have made no arrangements for and have no understanding with any broker, dealer, salesman or other person for soliciting tenders of the Warrants. We have retained Morrow & Co., Inc. as the information agent to help us administer the exchange offer and to provide information to Warrant holders. We have agreed to pay the information agent approximately $20,000 plus disbursements for these services, regardless of how many Warrants are tendered. The information agent has not made and will not make any recommendation to Warrant holders with respect to whether they should tender their Warrants in the exchange offer. Officers, directors and regular employees of ICC may solicit tenders of the Warrants but they will not receive additional compensation therefor.

                       WHERE YOU CAN FIND MORE INFORMATION

o Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

o Stock Market. Shares of our Class A Common Stock are traded on The Nasdaq SmallCap Market and our Class A Warrants and Class B Warrants are traded in the over-the-counter market on the "OTC Electronic Bulletin Board." Materials that are filed can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

o Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Offering Circular, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

         o        Our Annual  Report on Form  10-KSB for the year ended July 31,
                  1998;

         o Our Quarterly Reports on Form 10-QSB for the quarters ended October 31, 1998, January 31, 1999 and April 30, 1999;

         o Our Quarterly Reports on Form 10-QSB/A for the quarters ended October 31, 1998, January 31, 1999 and April 30, 1999;

         o Our Current Report on Form 8-K, filed with the SEC on April 20, 1999 and our amendment on Form 8K/A filed with the SEC on April 28, 1999; and

         o The description of our Class A Common Stock contained in our Rule 424 Prospectus filed with the SEC on June 18, 1997, including any amendments or reports filed for the purpose of updating such description. See also "Description of Securities" in this Offering Circular.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Internet Commerce Corporation
         805 Third Avenue
         New York, New York  10022
         (212) 271-7640
         Attn:  Victor Bjorge

         You should rely only on the information incorporated by reference or provided in this Offering Circular or any supplement thereof. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Offering Circular or any supplement thereof is accurate as of any date other than the date on the front of those documents.

                                TABLE OF CONTENTS
                                                                          Page
                                                                          ----

WHERE YOU CAN FIND MORE INFORMATION........................................3
SUMMARY....................................................................5
         BUSINESS OF ICC...................................................5
         BACKGROUND OF THE EXCHANGE OFFER..................................7
         THE EXCHANGE OFFER................................................7
CAPITALIZATION.............................................................9
PRICE RANGE OF CLASS A COMMON STOCK AND WARRANTS..........................10
DIVIDEND POLICY...........................................................10
SUMMARY FINANCIAL INFORMATION.............................................11
RISKS RELATING TO THE EXCHANGE OFFER......................................12
THE EXCHANGE OFFER........................................................14
BUSINESS OF ICC...........................................................19
         INDUSTRY.........................................................19
         DESCRIPTION OF BUSINESS..........................................20
OTHER RISK FACTORS........................................................27
         RISKS RELATING TO OUR COMPANY....................................27
         RISKS RELATING TO THE INTERNET AND ONLINE COMMERCE ASPECTS
         OF OUR BUSINESS..................................................31
         RISKS RELATING TO OUR CLASS A COMMON STOCK.......................32
DESCRIPTION OF SECURITIES.................................................33
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................38
INTEREST IN WARRANTS......................................................39

                                     SUMMARY

         This summary is provided solely for the convenience of the holders of Warrants and is qualified in its entirety by reference to the full text and more specific details contained in this Offering Circular and the related Letter of Transmittal and any amendments hereto and thereto. As used herein, unless the context otherwise requires, "we," "us," "our," "Company" or "ICC" refers to Internet Commerce Corporation. References to our fiscal year shall refer to ICC's fiscal year ended July 31, 1998.

                                 BUSINESS OF ICC

         We have developed, and own and operate, an Internet-based value-added network ("VAN") with which we provide Electronic Data Interchange ("EDI") services to large organizations and their trading partners under the trade name CommerceSense. We have developed our CommerceSense service as an alternative to the EDI services that are currently provided by traditional VANs that offer their services primarily using dedicated telecommunications links. Our CommerceSense service translates and transmits electronic documents, such as purchase orders, requests for proposals and receipts, as well as images and other data over the Internet through an "in" and "out" mailbox system. We began the development of our CommerceSense service in 1997, introduced CommerceSense for beta testing in November 1997 and launched the current version of CommerceSense commercially in April 1999.

         We believe that our CommerceSense service offers the following services typically provided by traditional VANs:

                  o        Document management, acknowledgment and tracking;
                  o        Full archiving and reporting services;
                  o Third-party non-repudiation (we act as an independent third party to verify document transmission, receipt and content);
                  o        Technical support; and
                  o        Security and encryption as required by application.

         In addition to providing many of the features of the services provided by traditional VANs, we believe that CommerceSense offers advantages over the services provided by traditional VANs, such as:

         Lower Operating Costs. Our CommerceSense service uses the Internet to offer customers services at significantly lower cost than traditional VANs.

                  o CommerceSense does not require the customer to purchase software or an EDI translator to access the network, thus lowering the upfront costs required to subscribe to our CommerceSense service compared to subscribing to a traditional VAN service;

                  o Using the Internet rather than the traditional VAN telecommunications infrastructure reduces the costs associated with EDI transmissions and enables us to offer our CommerceSense service at lower prices that are on average more than 50% lower than those currently charged by traditional VANs;

                  o CommerceSense does not require customers to make ongoing software modifications or maintain a technical staff to manage EDI transmissions; and

                  o The lower setup and operating costs allow a larger percentage of an organization's smaller trading partners to become EDI-enabled, thereby facilitating the exchange of documents and other data and reducing costs for both the organization and its trading partners.

         Improved Quality of Service and Additional Features. Our CommerceSense service uses the Internet to deliver a higher level of service and more features than traditional VANs.

                  o Documents are delivered significantly faster, depending upon the speed of the customer's ISP connection;

                  o Customers may increase their overall productivity and more effectively track, monitor and process business documents and other data;

                  o Documents can be delivered either in real time or retrieved when convenient for the customer, rather than in batches hours after transmission. Real-time delivery improves the reliability of our services by reducing the potential for document corruption, bottlenecks and other problems associated with batch delivery modes;

                  o Our CommerceSense service can handle transmissions of data other than standard business documents, such as images, engineering drawings, architectural blueprints, audio and certain types of video; and

                  o A customer enjoys flexibility in creating different document types and formats for various business applications. For example, a customer can add its business logo to its documents and can use its own format for each document type.

         In addition, we believe our CommerceSense service offers advantages over e-mail and other Internet-based electronic commerce systems, such as:

                  o Our CommerceSense service can handle a wide variety of business documents and data, including purchase orders, invoices, statements, inventory tracking and shipping documents, images, engineering drawings, architectural blueprints, audio and certain types of video; and

                  o We believe that CommerceSense is the only Internet-based data transmission service that is approved to interconnect with the six largest traditional VANs, which we believe currently account for 90% of EDI revenue. Thus, we can handle EDI traffic between our customers and any of their trading partners that choose to continue to use a traditional VAN.

         A large company that uses EDI to communicate with its vendors is referred to as a "hub"; the vendors are referred to as "spokes". We intend to continue to market our CommerceSense service to the 2,500 largest hub companies in the United States. Due to the cost to the spoke companies of using VANs, large hub companies using EDI are currently connected to only a small percentage of their potential spoke companies. We believe that a significant number of these hub companies intend to expand the use of electronic commerce to more of their spoke companies. Since small spoke companies using our CommerceSense service require only an Internet connection or a Web browser to receive and transmit documents electronically, large hub companies may now be able to request or encourage electronic commerce with their small hub companies. In turn, many of these spoke companies may become the hub companies for their suppliers, which should further broaden the reach of our CommerceSense service.

         We believe that if we are able to sell our CommerceSense service to a significant percentage of a hub company's spokes, we may be able to offer to such a trading community ancillary messaging services in addition to CommerceSense. It is our intention to attempt to develop and introduce a variety of messaging products and services with a focus on the needs of large-scale enterprises, particularly those enterprises that are in vertical markets in the 25 largest commercial industries. We believe that a large-scale CommerceSense trading community within an individual vertical market could make available to third parties desirable access to a group of buyers and sellers that share applications and circumstances unique to their industry.

         The address of our principal executive office is 805 Third Avenue, New York, New York 10022. Our telephone number at that address is (212) 271-7640.

                        BACKGROUND OF THE EXCHANGE OFFER

         In January 1995 we completed our initial public offering of 310,000 units. Each unit consists of one share of Class A Common Stock, one Class A Warrant and one Class B Warrant. In our fiscal quarter ended April 30, 1997 we completed a private placement of 320,652 of the same units.

         On April 30, 1999, there were 1,184,715 Class A Warrants, 950,490 Class B Warrants and 1,383,437 shares of Class A Common Stock issued and outstanding. If all outstanding Warrants were exercised for shares of Class A Common Stock, the Class A Common Stock issued upon the exercise of the Warrants would represent approximately 13% of the issued and outstanding Class A Common Stock of ICC (excluding the effect of the exercise or conversion of ICC's other outstanding options, warrants and Series A Preferred Stock). See "Capitalization" and "Description of Securities" for more information about our capital structure.

         The exchange offer has two principal purposes. First, to offer Warrant holders the ability to obtain some liquidity with respect to their investment in ICC by obtaining publicly-traded Class A Common Stock (subject to certain restrictions on resale as set forth under the caption "Risks Relating to the Exchange Offer--Certain Federal Securities Law Considerations") that are listed on the Nasdaq SmallCap Market in exchange for their Warrants; and second, to benefit the holders of the Class A Common Stock by simplifying our capital structure and increasing the number of shares of Class A Common Stock that are publicly traded. This should increase the "public float" and the liquidity of the Class A Common Stock in the market.

         See "Risks Relating to the Exchange Offer" on page 12 and "Other Risk Factors" commencing on page 27.

                                                   THE EXCHANGE OFFER

The Exchange Offer                          We  are  offering  to  exchange  one
                                            share of Class A  Common  Stock  for
                                            each eight (8)  outstanding  Class A
                                            Warrants  and one  share  of Class A
                                            Common  Stock for each  sixteen (16)
                                            outstanding Class B Warrants.

Expiration  Date                            9:00 a.m.,  New York City  time,  on
                                            July 30, 1999, unless extended.

Withdrawal                                  Rights  Tenders of  Warrants  may be
                                            withdrawn  at any time  prior to the
                                            expiration  of the  exchange  offer.
                                            After the  expiration,  all  tenders
                                            are irrevocable.

Conditions to Exchange Offer                Our  obligation  to  consummate  the
                                            exchange offer is subject to several
                                            conditions.    See   "The   Exchange
                                            Offer--Conditions  to  the  Exchange
                                            Offer."

How to Tender Warrants                      Warrant holders wishing to take part
                                            in the exchange  offer must complete
                                            and sign the Letter of  Transmittal,
                                            in  accordance  with all  applicable
                                            instructions,  and  forward  or hand
                                            deliver the Letter of Transmittal to
                                            the  exchange  agent at its  address
                                            set forth on the back  cover page of
                                            this Offering  Circular.  The Letter
                                            of  Transmittal  must be accompanied
                                            by any signature  guarantees and any
                                            other  documents   required  by  the
                                            Letter  of  Transmittal,   including
                                            certificates     representing    the
                                            tendered  Warrants.  Any  beneficial
                                            owner of Warrants  whose  securities
                                            are  registered  in  the  name  of a
                                            broker,  dealer,   commercial  bank,
                                            trust  company  or other  nominee is
                                            urged  to  contact  the   registered
                                            holder(s) of the  Warrants  promptly
                                            to instruct the registered holder(s)
                                            whether to tender  your  securities.
                                            Beneficial
                                            holders      whose      certificates
                                            representing  their Warrants are not
                                            immediately  available or who cannot
                                            deliver  their  certificates  or any
                                            other  required   documents  to  the
                                            exchange agent before the expiration
                                            of the  exchange  offer  may  tender
                                            their   Warrants   pursuant  to  the
                                            guaranteed  delivery  procedure  set
                                            forth  herein.   See  "The  Exchange
                                            Offer--Procedures    for   Tendering
                                            Warrants--Guaranteed        Delivery
                                            Procedures."

Delivery of Securities                      We will deliver the certificates for
                                            the  shares of Class A Common  Stock
                                            issuable  upon   conclusion  of  the
                                            exchange    offer    as    soon   as
                                            practicable  after the expiration of
                                            the exchange offer.

Certain Tax Consequences                    In  general,  Warrant  holders  will
                                            recognize   no  gain  or  loss   for
                                            federal  income  tax  purposes  as a
                                            result of the  exchange  of Warrants
                                            for  shares of Class A Common  Stock
                                            pursuant to the exchange offer.  See
                                            "Certain    Federal    Income    Tax
                                            Consequences."

Securities Outstanding                      As of  April  30,  1999  there  were
                                            1,383,437  shares  of Class A Common
                                            Stock,  1,184,715  Class A  Warrants
                                            and   950,490   Class   B   Warrants
                                            outstanding.  Prior to this exchange
                                            offer, there are 3,319,916 shares of
                                            Class A Common Stock  issuable  upon
                                            the  exercise of the Warrants and an
                                            additional 5,589,132 shares of Class
                                            A  Common  Stock  issuable  upon the
                                            exercise   of  other   options   and
                                            warrants and the  conversion  of the
                                            Series  A  Preferred  Stock  and the
                                            Series  S   Preferred   Stock.   See
                                            "Capitalization" and "Description of
                                            Securities."

Market Prices                               The   Class  A   Common   Stock   is
                                            currently   trading  on  the  Nasdaq
                                            SmallCap  Market  under  the  symbol
                                            "ICCSA."  The Class A  Warrants  and
                                            Class  B  Warrants   are   currently
                                            traded   in   the   over-the-counter
                                            market   on  the   "OTC   Electronic
                                            Bulletin  Board"  under the  symbols
                                            "ICCSW" and  "ICCSZ,"  respectively.
                                            On June 29, 1999,  the last reported
                                            sale  price  for the  Class A Common
                                            Stock,  Class A Warrants and Class B
                                            Warrants were $12.00, $.63 and $.03,
                                            respectively.  See  "Price  Range of
                                            Class A Common Stock and Warrants."

Exchange Agent                              American  Stock  Transfer  and Trust
                                            Company.

Information Agent                           Morrow & Co., Inc.

                                 CAPITALIZATION

         The following table sets forth the capitalization of ICC at April 30, 1999, and as adjusted to reflect the exchange of 50%, 75% and 100% of the Warrants for Class A Common Stock pursuant to the terms of the exchange offer, without reduction for estimated fees and expenses relating to the exchange offer, as if the transaction has occurred on such date.

                                                                                          April 30, 1999
                                                                           -----------------------------------------------

                                                                Actual                       As Adjusted(A)
                                                                ------                       --------------
                                                                                      Percent of Warrants Exchanged
                                                                                      -----------------------------

                                                                                  50%               75%              100%
                                                                                 -----             -----            -----

Long-term liabilities                                        $   123,559       $   123,559       $   123,559       $   123,559
                                                              ----------        ----------        ----------        ----------

Redeemable common stock                                            5,729             5,729             5,729             5,729
                                                             -----------       -----------       -----------       -----------

Stockholders' equity:
   Preferred Stock:
      Series A preferred stock - $.01 per value per share:
      10,000 shares authorized, 9,595 issued and
      outstanding, actual and adjusted                                96                96                96                96
      Series S preferred stock - $.01 par value per share: 175
      shares authorized, 175 issued and outstanding, actual
      and adjusted                                                     2                 2                 2                 2
   Common stock:
      Class A - $.01 par value per share; 40,000,000 shares
      authorized, one vote per share; 1,383,437 shares issued
      and outstanding, actual (B)                                 13,834            14,872            15,391            15,909
      Class B - $.01 par value per share; 2,000,000 shares
      authorized, six votes per share; 115,599 shares issued
      and outstanding, as adjusted                                 1,156             1,156             1,156             1,156
Additional paid-in capital                                    27,336,848        27,335,810        27,335,291        27,334,773
Retained deficit                                             (19,990,875)      (19,990,875)      (19,990,875)      (19,990,875)
                                                          --------------    --------------    --------------    --------------
Total stockholders' equity                                $    7,361,061    $    7,361,061    $    7,361,061    $    7,361,061
                                                          ==============    ==============    ==============    ==============
Total capitalization                                      $    7,490,349    $    7,490,349    $    7,490,349    $    7,490,349
                                                          ==============    ==============    ==============    ==============

---------------
(A) Does not include: (i) 536,000 shares of Class A Common Stock issuable upon exercise of warrants issued to consultants; (ii) 778,500 shares of Class A Common Stock issuable upon exercise of warrants issued with bridge notes in 1998; (iii) 59,850 shares of Class A Common Stock issuable upon exercise of warrants issued to NASD registered broker-dealers who participated in the private placement of the bridge notes; (iv) 173,250 shares of Class A Common Stock issuable upon exercise of warrants issued to placement agents in the private placement of Series A Preferred Stock in April 1999; (v) 2,064,334 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock; (vi) 17,198 shares of Class A Common Stock issuable upon conversion of Series S Preferred Stock; and
      (vii) 1,960,000 Class A Common Stock issuable upon exercise of options outstanding under the Company's 1994 Stock Option Plan. See "Description of Securities."

(B) 1,487,185 shares issued and outstanding, as adjusted if 50% of the Warrants are exchanged. 1,539,058 shares issued and outstanding, as adjusted if 75% of the Warrants are exchanged. 1,590,932 shares issued and outstanding, as adjusted if 100% of the Warrants are exchanged.

                PRICE RANGE OF CLASS A COMMON STOCK AND WARRANTS

         Our Class A Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "ICCSA." Our Class A Warrants and Class B Warrants were traded on the Nasdaq SmallCap Market until February 23, 1999, when they were delisted because there were too few market makers. Our Class A Warrants and Class B Warrants are currently traded in the over-the-counter market on the "OTC Electronic Bulletin Board" under the symbols "ICCSW" and ICCSZ," respectively. The high and low bid quotations for the Class A Common Stock, Class A Warrants and Class B Warrants for the quarterly periods set forth below, as reported on the Nasdaq SmallCap Market or the "OTC Electronic Bulletin Board", as applicable, were as follows:

                                              Class A Common Stock              Class A Warrants              Class B Warrants

               Quarter Ended                 High             Low             High            Low           High            Low
               -------------                 ----             ---             ----            ---           ----            ---

March 31, 1997                            $ 18.750          $10.625         $17.500         $3.750         $14.375         $1.875
June 30, 1997                               20.000           8.125           13.750          5.000          12.500          4.375
September 30, 1997                          10.000           3.750            8.750          0.625          5.469           0.625
December 31, 1997                           10.625           4.688            5.156          0.938          3.750           0.625
March 31, 1998                               8.438           4.063            2.500          0.938          2.344           0.391
June 30, 1998                                1.875           0.625            1.250          0.156          1.250           0.156
September 30, 1998                           1.563           0.625            0.078          0.078          0.313           0.078
December 31, 1998                            7.875           1.500             n/a            n/a            n/a             n/a
March 31, 1999                              11.500           4.000             n/a            n/a            n/a             n/a
June 30, 1999 (through June 29, 1999)       17.500           7.375            5.000          0.156          0.500           0.031


         On June 24, 1999, there were approximately 160 holders of record of the Class A Common Stock, 89 holders of record of Class A Warrants and 83 holders of record of Class B Warrants. At that date, we had 1,383,437 shares of Class A Common Stock outstanding and 1,184,715 Class A Warrants and 950,490 Class B Warrants outstanding.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our Class A Common Stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                          SUMMARY FINANCIAL INFORMATION

         ICC was formed in 1991. From 1991 through 1997 we conducted limited operations and developed certain products that we were unable to exploit commercially and subsequently discontinued. In 1998 we merged with our wholly owned subsidiary and began to focus primarily on our CommerceSense service. Since June 1998, we have raised approximately $9.6 million to fund the roll-out of our CommerceSense service.

         The summary consolidated financial information of ICC as of April 30, 1999 set forth below has been derived from the financial statements and notes contained in ICC's Annual Report on Form 10-KSB for the year ended July 31, 1998 and ICC's Quarterly Report on Form 10-QSB, as amended, for the nine months ended April 30, 1999. The summary consolidated information for the nine months ended April 30, 1999 and for the period from November 18, 1991 (inception) to April 30, 1999 is subject to year-end adjustments and is not necessarily indicative of results of operations to be expected for the fiscal year ending July 31, 1999. The summary consolidated financial information that follows is qualified in its entirety by reference to the more detailed information in these reports, including the information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations." These reports may be examined and copies may be obtained from the offices of the SEC as described in "Where You Can Find More Information."

                   Summary Consolidated Financial Information
                      (in thousands, except per-share data)


                                                                                                                    Period from
                                                                                                                   November 18,
                                                   Year Ended                       Nine Months Ended            1991 (inception)
                                                    July 31,                            April 30,                to April 30, 1999
                                             ----------------------------        ---------------------------     ------------------
                                                 1997          1998                 1998            1999

Statement of Operations Data:

   Revenue                                       $   17        $       19       $       11         $       46           $     674

   Operating expenses                             3,175             3,072            2,041              3,806              18,486

   Loss from operations                           3,158             3,053            2,030              3,760              17,812

   Interest and investment income                    90                87               82                 21                 594

   Interest expense                                   2                31                9              1,953               2,379

   Net(loss)                                     (3,068)           (2,997)          (1,957)            (5,691)            (19,991)

   Basic and diluted loss per share         $     (3.61)       $    (2.79)      $    (1.84)        $    (4.01)

   Shares used in computing basic               849,980         1,075,718        1,062,348          1,418,974


Balance Sheet Data:

   Working capital (deficiency)             $     2,535        $     (914)       $     (14)         $   5,858

   Total assets                                   3,492             1,535            1,835              8,283

   Long-term liabilities                              0               197              219                124

   Total stockholders' equity                     2,960               132            1,079              7,361

   Book value per share                     $      2.43         $     .12        $     .89       $     (1.61)


                      RISKS RELATING TO THE EXCHANGE OFFER

         Warrant holders who tender in the exchange offer may be economically disadvantaged. Holders of Class A Warrants who tender their Warrants in the exchange offer will realize greater value than holders of Class A Warrants who do not tender their Warrants so long as the price of the Class A Common Stock is less than $26.52 before the expiration of the Class A Warrants in February 2002. On the other hand, if the price of the Class A Common Stock increases to $26.52 or more before the expiration of the Class A Warrants, holders of Class A Warrants who do not tender their Warrants in the exchange offer will be able to realize greater value than holders of Class A Warrants who do tender their Warrants. This is because if the price of the Class A Common Stock is $26.52, holders of eight Class A Warrants will have the right to purchase eight shares of Class A Common Stock (having a total value of $212.16) for $185.60. This would yield at least $26.56 of benefit, without giving any value to the eight Class B Warrants the holder would also receive upon exercise of eight Class A Warrants. A holder of eight Class A Warrants who tenders his Warrants in the exchange offer will hold one share of Class A Common Stock having a value of $26.52.

         Holders of Class B Warrants who tender their Warrants in the exchange offer will realize greater value than holders of Class B Warrants who do not tender their Warrants so long as the price of the Class A Common Stock is less than $33.31 before the expiration of the Class B Warrants in February 2002. On the other hand, if the price of the Class A Common Stock increases to $33.31 or more before the expiration of the Class B Warrants, holders of Class B Warrants who do not tender their Warrants in the exchange offer will be able to realize greater value than holders of Class B Warrants who do tender their Warrants. This is because if the price of the Class A Common Stock is at least $33.31, holders of sixteen Class B Warrants will have the right to purchase sixteen shares of Class A Common Stock (having a total value of at least $532.96) for $499.52. This would yield $33.44 of benefit. A holder of sixteen Class B Warrants who tenders his Warrants in the exchange offer will hold one share of Class A Common Stock having a value of $33.31.

         On January 1, 2000, the exercise price and number of Class A Warrants change to $18.08 and 1,519,683, respectively, and the exercise price and number of Class B Warrants change to $24.34 and 1,219,236, respectively, if the Company's shares of Series A Preferred Stock are not converted. See "Description of Securities--Preferred Stock." Therefore, if holders hold their Warrants after January 1, 2000 and the calculations in the prior two paragraphs are based on the new exercise price and number of Warrants, then:

         o holders of Class A Warrants who tender their Warrants in the exchange offer will realize less value than holders of Class A Warrants who do not tender their Warrants so long as the price of the Class A Common Stock is more than $20.66 before the expiration of the Class A Warrants in February 2002, and

         o holders of Class B Warrants who tender their Warrants in the exchange offer will realize less value than holders of Class B Warrants who do not tender their Warrants so long as the price of the Class A Common Stock is more than $25.96 before the expiration of the Class B Warrants in February 2002.

         The foregoing calculations assume that there are no other adjustments to the exercise price and number of Warrants pursuant to the antidilution provisions thereof. See "Description of Securities--Warrants."

         The last reported sales price for the Class A Common Stock on June 29, 1999 was $12.00. There can be no assurance that the market price of the Class A Common Stock will not increase to more than $26.51 or $33.30 per share. In the future, the market price of the Class A Common Stock may fluctuate substantially based upon general market and economic conditions, ICC's business and prospects and other factors, including, for one example, the impact of the exchange offer. See "Other Risk Factors--Risks Relating to Our Class A Common Stock --Our stock price may be extremely volatile." It is not possible to predict the impact that the exchange offer will have on the trading price of the Class A Common Stock. There can be no assurance that the trading price will rise or fall or that any trading price will be maintained for any period of time as a result of the exchange offer.

         Certain federal securities law considerations. In 1997, we issued 320,652 Class A Warrants and 320,652 Class B Warrants to holders in a private placement transaction that was exempt from the registration requirements of the Securities Act. As a result, these Warrants are "restricted securities" under Rule 144 of the Securities Act and may only be resold under an effective registration under the Securities Act or any exemption from registration. A tender of these Warrants to ICC in the exchange offer would be an exempt transaction.

         The exchange offer is being made by us in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(9) thereof. Because the Warrants that were privately placed in 1997 have not been registered under the Securities Act, the Class A Common Stock that will be issued in exchange for these Warrants tendered in the exchange offer will be "restricted securities." However, the holders of Class A Common Stock received in the exchange offer should be able to "tack" the holding period of the original Warrant to their Class A Common Stock for purposes of Rule 144. In general, Rule 144 as currently in effect provides that any person who has beneficially owned "restricted securities" for one year (including any permissible tacking period) is entitled to sell "restricted securities" subject to the volume and manner of sale limitations of Rule 144. If "restricted securities" have been held for two years (including any permissible tacking period), a holder who is not an affiliate of ICC and who has not been an affiliate within the three months prior to the sale is entitled to sell "restricted securities" without regard to the above limitations pursuant to Rule 144(k). Since the private placement of the Warrants was completed prior to May 1997, sales of Class A Common Stock received in the exchange offer may be made in compliance with Rule 144 immediately.

         The Warrants that we issued in our initial public offering were registered under the Securities Act and are not subject to the limitations described in the prior two paragraphs.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer

         We hereby offer, upon the terms and subject to the conditions set forth in this Offering Circular and in the accompanying Letter of Transmittal, to exchange one share of Class A Common Stock for each eight (8) outstanding Class A Warrants and one share of Class A Common Stock for each sixteen (16)
outstanding Class B Warrants. We intend to exchange and retire all of the Warrants tendered to and accepted by us in the exchange offer.

Purpose of the Exchange Offer

         The exchange offer has two principal purposes. First, to offer Warrant holders the ability to obtain some liquidity with respect to their investment in ICC by obtaining publicly-traded Class A Common Stock (subject to certain restrictions on resale as set forth under the caption "Risks Relating to the Exchange Offer--Certain Federal Securities Law Considerations") that are listed on the Nasdaq SmallCap Market in exchange for their Warrants; and second, to benefit the holders of the Class A Common Stock by simplifying our capital structure and increasing the number of shares of Class A Common Stock that are publicly traded. This should increase the "public float" and the liquidity of the Class A Common Stock in the market.

Procedures for Tendering Warrants

         The acceptance by a Warrant holder of the exchange offer pursuant to one of the procedures set forth below will constitute an agreement between the holder and ICC in accordance with the terms and subject to the conditions set forth in this Offering Circular and in the Letter of Transmittal.

         For a holder validly to tender Warrants pursuant to the exchange offer, the holder must either (i) deliver the Warrants, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof and any other documents required by the Letter of Transmittal, to the exchange agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date, or (ii) comply with the guaranteed delivery procedures set forth below.

         Nominees or other record holders of Warrants that hold Warrants for more than one beneficial owner are entitled to make multiple elections pursuant to the Letter of Transmittal that reflect the election of each of the beneficial owners for whom they are tendering Warrants. To make such multiple elections, nominees or other record holders should properly complete the applicable table in the Letter of Transmittal. NO LETTERS OF TRANSMITTAL AND NO WARRANTS SHOULD BE SENT TO ICC.

         All signatures on a Letter of Transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the Warrants tendered are tendered (i) by a record holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the relevant Letter of Transmittal or (ii) for the account of an eligible institution. If Warrants are registered in the name of a person other than the signer of a Letter of Transmittal, then the Warrants must be endorsed by the record holder, or be accompanied by a written instrument or instruments of transfer or exchange in form satisfactory to us duly executed by the record holder, with the signature guaranteed by an eligible institution. If signatures on a Letter of Transmittal are required to be guaranteed, such guarantees must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or a correspondent in the United States, a credit union, a savings association or otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each of which is an "eligible institution").

         The method of delivery of Warrants and all other required documents to the exchange agent is at the election and risk of the holder tendering Warrants, but, if sent by mail, registered mail with return receipt requested, properly insured, is recommended.

         Unless the Warrants being tendered are deposited with the exchange agent prior to the expiration of the exchange offer (accompanied by a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal), or tendered pursuant to the guaranteed delivery procedures set forth below, we may, at our option, reject such tender. Issuance of Class A Common Stock in exchange for Warrants will be made only against deposit of the tendered Warrants. If less than all the Warrants evidenced by a submitted certificate are tendered, the tendering holder should fill in the number of Warrants tendered in the appropriate box on the relevant Letter of Transmittal with respect to the deposit being made, but only to the extent of Warrants being tendered. The exchange agent will then return to the tendering holder, as promptly as practicable following the expiration of the exchange offer, the number of Warrants equal to the delivered Warrants not tendered. All Warrants represented by any certificate deposited with the exchange agent will be deemed to have been tendered unless otherwise indicated.

         Holders who are not record holders of, and who seek to tender, Warrants should (i) obtain a properly completed Letter of Transmittal from the record holder with signatures guaranteed by an eligible institution, or (ii) obtain and include with the relevant Letter of Transmittal Warrants, properly endorsed for transfer by the registered holder or accompanied by a properly completed stock power from the record holder, with signatures on the endorsement or power guaranteed by an eligible institution or (iii) effect a record transfer of such Warrants and comply with the requirements applicable to record holders for tendering Warrants prior to the expiration of the exchange offer. Any Warrants properly tendered prior to the expiration of the exchange offer accompanied by a properly completed Letter of Transmittal will be transferred of record by the transfer agent as of the expiration of the exchange offer at our discretion.

         If a holder desires to tender Warrants pursuant to the exchange offer but is unable to locate the Warrants to be tendered, the holder should write to or telephone American Stock Transfer and Trust Company, 40 Wall Street (46th Floor), New York, New York 10005 (800-937-5449 (from outside New York)) or (212-936-5100 (from inside New York)), about procedures for obtaining replacement certificates for Warrants or arranging for indemnification.

         Each tendering holder must complete the Substitute Form W-9 provided in the Letter of Transmittal and either (i) provide his or her correct taxpayer identification number (social security number, for individuals) and certify that the taxpayer identification number provided is correct (or that such holder is awaiting a taxpayer identification number) and that (A) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of failure to report all interest or dividends or (B) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding or (ii) provide an adequate basis for exemption from backup withholding. Holders who do not satisfy these conditions may be subject to a $50 (or greater) penalty imposed by the Internal Revenue Service and may be subject to backup withholding at the rate of 31% with respect to dividends paid on, and gross receipts from the sale of, shares of Class A Common Stock received pursuant to the exchange offer. Exempt holders (including, among others, corporations and certain foreign individuals) are not subject to these requirements if they satisfactorily establish their status as such. Certain foreign holders may be required to provide a Form W-8 or Form 1001 in order to avoid or reduce withholding tax.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Warrants will be determined by us in our sole discretion. Our determination will be final and binding. All tendering holders, by execution of the Letter of Transmittal (or facsimile thereof), shall waive any right to receive notice of the acceptance of the Warrants for exchange. We reserve the absolute right to reject any and all Warrants not properly tendered or any Warrants our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular Warrants. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the Letter of Transmittal) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Warrants must be cured within such time as we shall determine. Neither we, the exchange agent or the information agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Warrants, nor shall any of us incur any liability for failure to give such notification. Tenders of Warrants will not be deemed to have been made until such defects or irregularities have been cured to our satisfaction or waived. Any Warrants received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering Holders as soon as practicable following the expiration of the exchange offer. The exchange agent has no fiduciary duties to the Holders in the exchange offer and is acting solely on the basis of our directions. Guaranteed Delivery Procedures

         If a holder desires to tender Warrants and the holder's Warrants are not immediately available or time will not permit the holder's Warrants or other required documents to reach the exchange agent before the expiration of the exchange offer, a tender may be effected if:

         (a)  the tender is made through an eligible institution;

         (b) prior to the expiration of the exchange offer, the exchange agent receives from such eligible institution a properly completed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) substantially in the form provided by us which sets forth the name and address of the holder and the number of Warrants tendered, states that the tender is being made thereby and guarantees that within three Nasdaq Stock Market trading days after the expiration of the exchange offer, the relevant Letter of Transmittal (or facsimile thereof), together with the Warrants and any other documents required by such Letter of Transmittal, will be deposited by the eligible institution with the exchange agent; and

         (c) all tendered Warrants, as well as all other documents required by the relevant Letter of Transmittal, are received by the exchange agent within three Nasdaq Stock Market trading days after the expiration of the exchange offer.

Acceptance of Warrants and Payment

         The acceptance for exchange and payment of Warrants validly tendered and not withdrawn and delivery of the Class A Common Stock will be made as promptly as practicable after the expiration of the exchange offer. We expressly reserve the right to delay acceptance of any of the Warrants or terminate the exchange offer and not accept for exchange any Warrants not already accepted if any of the conditions set forth under "--Conditions of the Exchange Offer" shall not have been satisfied or waived by us. We will be deemed to have accepted for exchange validly tendered Warrants if, as and when we give oral or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, delivery of shares of Class A Common Stock for Warrants accepted pursuant to the exchange offer will be made by the exchange agent as soon as practicable after the expiration of the exchange offer. The exchange agent will act as agent for the tendering holders for the purposes of receiving Class A Common Stock from us and transmitting the shares of Class A Common Stock to the tendering holders. Tendered Warrants not accepted for exchange by us, if any, will be returned without expense to the tendering holder as promptly as practicable following the expiration of the exchange offer.

         All tendering holders, by execution of the Letter of Transmittal (or facsimile thereof), waive any right to receive notice of acceptance of their Warrants for exchange.

Withdrawal Rights

         Tenders of Warrants are irrevocable, except that tendered Warrants may be withdrawn at any time prior to 9:00 a.m., New York City time, on the expiration of the exchange offer. Holders who wish to exercise their right of withdrawal must give notice of withdrawal in writing or by telegram, telex or facsimile transmission. This notice must be timely received by the exchange agent at 40 Wall Street (46th Floor), New York, New York 10005. Any such notice of withdrawal must specify the name of the person who tendered Warrants to be withdrawn and the number of Warrants to be withdrawn. If Warrants have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular Warrants to be withdrawn must also be furnished to the exchange agent prior to the physical release of the withdrawn Warrants. A notice of withdrawal must be signed by the record holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Warrants.

         Any permitted withdrawals of tenders of Warrants may not be rescinded, and any Warrants withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Withdrawn Warrants may be re-tendered by following one of the procedures described in this Offering Circular at any time on or before the expiration of the exchange offer.

         All questions as to validity, form and eligibility (including time of receipt) of the notice of withdrawal will be determined by us in our sole discretion. Our determination will be final and binding. Neither we, the exchange agent or the information agent nor any other person will be under any duty to give notification of defects or irregularities in any notice of withdrawal, nor shall any of us incur any liability for failure to give any such notification. Withdrawal of Warrants will not be deemed to have been made until such defects or irregularities have been cured to our satisfaction.

Exchange Agent

         American Stock Transfer and Trust Company will act as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the Letter of Transmittal should be addressed to the exchange agent as follows:

         By Mail, Hand or Overnight Courier:         Confirm by telephone:
         40 Wall Street                              (800) 937-5449 (from outside New York)
         46th Floor                                  (718) 921-8200 (from inside New York)
         New York, New York 10005

Information Agent

         Morrow & Co., Inc. will act as the information agent for the exchange offer. The information agent will help us administer the exchange offer and will answer questions and provide information to Warrant holders with respect to the exchange offer. The information agent is not authorized, and will not make, any recommendation to Warrant holders with respect to whether they should tender their Warrants in the exchange offer. The information agent may be contacted as follows:

         By Mail, Hand or Overnight Courier:         By Telephone:
         445 Park Avenue                             (800) 566-9061
         5th Floor
         New York, New York 10022                    Call Collect:
                                                     (212) 754-8000


Expiration Date; Extensions

         The exchange offer will expire at 9:00 a.m., New York City time, on July 30, 1999, unless extended. We reserve the right to extend the exchange offer at our discretion, in which event the expiration of the exchange offer shall mean the time and date on which the exchange offer as so extended shall expire. We will notify the exchange agent of any extension prior to the expiration of the exchange offer. This notice will specify the date and time to which the exchange offer has been extended and may be given to the exchange agent by facsimile or orally, if confirmed in writing prior to the opening of the Nasdaq SmallCap Market on the next business day. During any extension, all Warrants previously tendered and not properly withdrawn will remain subject to the exchange offer, subject to the right of a tendering Warrant holder to withdraw his Warrants in accordance with the procedures described above under "Withdrawal Rights."

         Any extension of the expiration of the exchange offer will be followed as soon as practicable, but in no event later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the exchange offer, by public announcement, and any amendment of the exchange offer will be followed as soon as practicable by public announcement. Without limiting the manner by which we may choose to make such public announcement, we shall not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If we decide to waive, modify or amend a material provision of the exchange offer, we may do so at any time, or from time to time, provided that we give notice thereof in the manner specified above and extend the exchange offer to the extent required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With respect to the percentage of the class of securities being sought or a change in the consideration offered, Rule 13e-4(f)(1) under the Exchange Act generally requires that a tender offer remain open for at least 10 business days from the date that notice of the change is first published or sent or given to security holders. The minimum period during which an offer must remain open following other material changes in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. Any amendment to the exchange offer will apply to all Warrants, regardless of when or in what order the Warrants are tendered. The term "business day" means a day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 p.m., New York City time.

Conditions of the Exchange Offer

         Notwithstanding any other provision of the exchange offer, we may cancel, modify or terminate the exchange offer and are not required to accept for exercise any Warrants pursuant to the exchange offer if before the expiration of the exchange offer:

         (i) there shall be pending, instituted or threatened any legal action or administrative proceeding before any court or government agency, by any government agency or any other person prohibiting, restricting or delaying the exchange offer;

         (ii) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any governmental authority, which would prohibit or materially restrict or delay consummation of the exchange offer; or

         (iii) there shall have occurred (and the adverse effect of such occurrence will be continuing): (a) any general suspension of, or limitation on prices for trading on, the Nasdaq Stock Market or in the other over-the-counter markets; (b) a declaration of a banking moratorium by United States or New York authorities; or (c) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States of America which could reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the exchange offer.

         In the event that we terminate the exchange offer pursuant to any of the conditions set forth above, the exchange agent will promptly return any tendered Warrants to the holders thereof.

Mutilated, Lost, Stolen or Destroyed Certificates

         Any tendering holder whose Warrants have been mutilated, lost, stolen or destroyed should contact the exchange agent at its address set forth herein for further instructions.

Expenses

         We will not make any payments to any brokers, dealers or persons for soliciting Warrant tenders in the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith and we have agreed to pay the information agent a fee of approximately $20,000 plus disbursements for its services and to reimburse the information agent for its reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular and related documents to the beneficial owners of Warrants and in handling or forwarding tenders on behalf of their customers. We will also pay all legal, accounting, printing, listing, filing and other similar fees and expenses relating to the exchange offer.

Other Matters

         The Offering Circular is being sent to persons who were holders of record of the Warrants at the close of business on June 29, 1999.

                                 BUSINESS OF ICC

INDUSTRY

         Electronic Commerce. Electronic commerce ("e-commerce") is business conducted using the Internet. E-commerce includes purchase and sale transactions, like the purchase of goods and services, both between businesses (known as "business-to-business") and between businesses and consumers, as well as services provided by VANs with respect to the exchange and processing of business documents and data files. The flexibility and low cost of the Internet is fostering rapid innovation and causing significant growth in the overall market for e-commerce. Forrester Research estimates that business-to-business e-commerce will grow from $109 billion in 1999 to $1.3 trillion in 2003, and that the total market for business-to-business transactions will then be more than ten times larger than the market for business-to-consumer transactions.

         Electronic Data Interchange; Background. EDI is the electronic transmission of business documents and data using a set of industry-specific standards and is used to assist business-to-business e-commerce. Documents that can be transmitted include purchase orders, invoices and receipts, but can also include several other types of data such as blue prints and computed aided design drawings. The development of EDI began in the 1960s, when several industries became interconnected using dedicated telephone circuits and invented their own data formats for transmitting business documents. In order to facilitate the exchange of business documents between different industries, a set of comprehensive standards was certified by the American National Standards Institute in 1979. This standard, commonly referred to as "X12", has grown rapidly in acceptance and became the primary U.S. standard for EDI in the early 1990's. Because of the implementation of uniform standards and the development of personal computers with stand-alone telecommunications connectivity, EDI usage has grown exponentially in the last ten years. There are currently an estimated 260,000 EDI users in the United States generating annual EDI revenue of approximately $7 billion. We estimate that these 260,000 EDI users conduct business with as many as 6 million trading partners. We believe that total EDI users and annual industry revenues have increased over the past five years at compound annual growth rates of 30%, and are projected to grow at a rate of 30% over the next five years.

         Benefits of EDI. Organizations engaged in both traditional and e-commerce have found EDI to be vital because it allows the organizations to process data without human intervention and to reduce the lead time required to replenish stocks. EDI also eliminates the possibility of data entry errors and reduces the level of administrative support and the cost and burden of handling, storing and retrieving documents associated with paper records. EDI also allows for the rapid, accurate and secure exchange of business data and the reduction of operating and inventory carrying costs. For these reasons, EDI users often request or encourage their trading partners to use EDI as the principal means of transferring business documents.

         How EDI Works. In order to communicate electronically, each party must reformat its internal data into a standardized form in a process known as data translation. The sending party must translate its documents or data into the standardized EDI format. The receiving party must then translate the incoming documents or data back from the standardized EDI format into the internal format utilized by the receiving party. The receiving party can then process the documents or data in the same manner as documents or data the receiving party originates within its own system. By employing a standardized format, two parties can communicate with each other electronically, with each trading partner continuing to use its own internal application systems.

         Value-Added Networks; Background. Organizations using EDI have traditionally relied on third-party VANs to establish and maintain connectivity to their EDI trading partners and to provide a number of services that support EDI activities. These services include the transmission and storage of electronic data, the preparation, encryption and decryption of electronic documents and the non-repudiation and verification of transmission, receipt and content of data sent over the VAN. In addition, VANs connect many types of computer hardware and communications devices, translate documents from proprietary formats to the standardized EDI format and back and reduce the possibility of one trading partner accessing the other's computer. Organizations engaging in e-commerce use VANs to avoid the costs of installing and maintaining different communication configurations for each trading partner. A VAN removes the difficulties involved in conducting e-commerce with differing protocols, time zones, hardware and software systems.

         Traditional VANs. Today, virtually all EDI is conducted on the networks of traditional VANs, which use dedicated leased line telecommunication links and the X12 protocol to transmit data between trading partners. We estimate that there are approximately 32 traditional VANs in operation. We believe that the six largest, Harbinger, GEIS, Advantis, Sterling Software, AT&T and MCI Communications Corporation, account for more than 90% of total EDI revenue.

         Using traditional VANs. The subscriber to a traditional VAN must purchase an EDI translator product (which usually costs from $3,000 to $50,000) and must also purchase proprietary EDI software to connect to the VAN (which usually costs from $100 per month to $300 per month). Once connected, the user pays usage charges based on the volume of data transmitted. Because VANs rely primarily on costly dedicated leased line telecommunication links to transmit business documents and other data, the prices they charge to users tend to be substantially higher than Internet-based forms of data transmission. In addition to these costs, EDI-enabled organizations must retain personnel specifically to maintain their EDI systems, adding to the user's cost to use traditional VAN services. In addition, traditional VANs utilize a batch system for the transmission of EDI data, which entails collecting and storing documents for later transmission as a batch. This leads to substantial delays, often several hours, in delivering data to the recipient.

DESCRIPTION OF BUSINESS

         The CommerceSense Solution. Our CommerceSense service incorporates industry standard security and a patented branding process in the transmission of electronic documents, images and other data over the Internet through an "in" and "out" mailbox system. CommerceSense offers all the services of a traditional VAN and is superior in the following ways:

         Lower Operating Costs. Our CommerceSense service uses the Internet to offer customers services at significantly lower cost than traditional VANs.

                  o CommerceSense does not require the customer to purchase software or an EDI translator to access the network. This lowers the upfront costs required to subscribe to our CommerceSense service compared to subscribing to a traditional VAN service;

                  o Using the Internet rather than the traditional VAN telecommunications infrastructure reduces the costs associated with EDI transmissions and enables us to offer our CommerceSense service at prices that are on average more than 50% lower than those currently charged by traditional VANs;

                  o CommerceSense does not require customers to make ongoing software modifications or maintain a technical staff to manage the transmission process, thereby further reducing customers' ongoing operating costs; and

                  o The lower setup and operating costs allow a larger percentage of an organization's smaller trading partners to become EDI-enabled, thereby facilitating the exchange of documents and other data and reducing costs for both the organization and its trading partners.

         Improved Quality of Service and Additional Features. Our CommerceSense service uses the Internet to deliver a higher level of service and more features than traditional VANs.

                  o Documents are delivered up to 100 times faster, depending upon the speed of the customer's connection to its internet service provider;

                  o Customers may increase their overall productivity and more effectively track, monitor and process business documents and other data;

                  o Documents can be delivered either in real time or retrieved when convenient for the customer, rather than in batches hours after transmission. Real-time delivery improves the reliability of our services by reducing the potential for document corruption, bottlenecks and other problems associated with batch delivery modes;

                  o CommerceSense can handle transmissions of data other than standard business documents, such as images, engineering drawings, architectural blueprints, audio and certain types of video; and

                  o The customer enjoys flexibility in creating different document types for various business applications. For example, the customer can add its business logo to its documents and can use its own format for each document type.

         In  addition,   we  believe  our  CommerceSense  service  provides  the
advantages over e-mail and other Internet- based electronic commerce systems, such as:

                  o Our CommerceSense service can handle a wide variety of business documents and data, including purchase orders, invoices, statements, inventory tracking and shipping documents, images, engineering drawings, architectural blueprints, audio and certain types of video; and

                  o We believe that CommerceSense is the only Internet-based data transmission service that is a VAN. We are approved to interconnect with the six largest traditional VANs, which we believe currently account for 90% of EDI revenue. As a result, we can handle EDI traffic between our customers and any of their trading partners that choose to continue to use a traditional VAN. Unlike other Internet services, customers can use our service without requiring their trading partners to do so. Although certain of the largest VANs have recently started to offer Internet-based services, those services are primarily on-ramps to the VAN that offers the service, which renders the services subject to the disadvantages of a traditional VAN described above. See "Competition."

         Full Suite of Services. We provide the full range of VAN services to our customers.

                  o        Document management, acknowledgment and tracking;
                  o        Archiving and reporting services;
                  o Third-party non-repudiation (we act as an independent third party to verify document transmission, receipt and content);
                  o        Technical support; and
                  o        Security and encryption as required by application.

         We believe that the benefits of our CommerceSense service compared to traditional VANs and e-mail and other Internet-based data transmission systems provide us with a significant competitive advantage. We believe that these benefits will appeal to the existing estimated universe of 260,000 EDI users in the U.S., which generated aggregate EDI revenues of approximately $7 billion in 1998. In addition, we believe that the low-cost nature and significant business advantages of our service accommodate trading partners of all sizes and will make EDI accessible and appealing to the estimated 6 million potential EDI users in the U.S. This will allow a larger percentage of an organization's trading partners to become EDI-enabled, thereby facilitating the exchange of data and reducing costs for both the organization and its trading partners. In standard VAN terminology, purchasers of goods or services using a VAN are referred to as "hubs" and their suppliers are referred to as "spokes". Spoke companies can receive electronic purchase orders and other documents and data, either through our secure Web site or directly over the Internet. We also create for spoke companies that are not EDI-enabled customized templates for electronic documents that can then be transmitted to the hub company. Spoke companies need only Internet access or a Web browser to effect these transactions, at prices per kilocharacter that are on average more than 50% lower than those currently charged by traditional VANs.

         Service Description. Each customer of CommerceSense has an inbox that temporarily stores inbound transmissions upon arrival and an outbox which archives copies of transmissions sent by the customer. CommerceSense receives a transmission directly from a customer or through an interconnection with a VAN and seals the transmission into a secure electronic envelope that can be opened and viewed with a Web browser or directly from the Internet. Before arriving in the inbox, the transmission is examined by the CommerceSense system to assure that its format will be readable by the recipient. If not, our CommerceSense service automatically performs the appropriate translation or format conversion prior to depositing the transmissions in the recipient's inbox.

         If the recipient desires real-time delivery of transmissions, an automatic feature of CommerceSense, called the inbox supervisor, will automatically forward each arriving transmission immediately to the recipient. The transmission is therefore delivered to the recipient only moments after it is sent. Alternately, the computer at each customer's physical site will periodically call the CommerceSense system, usually on a schedule set by the customer, and request transmission of the inbox contents. In either case, the inbox supervisor forwards the inbox transmissions to the computer interface service module, which transmits the transmissions to the customer's own computer system.

         Traditional VANs use a slower, older document delivery system. Rather than immediately transmitting documents from the sender to the recipient or allowing the recipient's computer to access the inbox at will, existing VANs collect and store documents for later transmission as a batch at a rate much slower than that provided by our CommerceSense service. This can result in transmission times of up to several hours.

         Each customer pays us a monthly fee for each mailbox maintained on the system. There is a nominal setup charge, however the customer does not have to purchase any software or hardware to access or operate our CommerceSense service. Our technical staff works with the customer to set up each mailbox to that customer's specifications. The customer also pays a monthly usage fee based on the amount, in kilocharacters, of the data that is transmitted. Our charge per kilocharacter is on average more than 50% lower than that currently charged by traditional VANs. All upgrades to our service are provided free to our customers through an automatic on-line update to the service. Additionally, we provide technical support to our customers at no additional charge. Therefore, our CommerceSense service provides a fully-integrated data interchange solution at a much lower cost than is currently available.

         We believe that traditional VANs cannot match our prices due to the required initial setup costs and their ongoing infrastructure costs. Using a traditional VAN service requires the user to incur an initial expense averaging tens of thousands of dollars for hardware, software and training. In addition, we believe that the VAN's ongoing costs of their dedicated leased line telecommunications links and their large historical hardware investments restrict the ability of the VANs to lower prices in response to the cost savings made possible by the transmission of documents and data over the Internet. These factors limit e-commerce participation through traditional VANs to those who can afford it or to those whose largest trading partners request or encourage it.

         Documents or other data sent via CommerceSense do not travel the same route over the Internet as traditional e-mail or Web-based electronic communications services. Our CommerceSense service uses FTP transmission to ensure that the documents or other data travel directly from the sender to the recipient rather than through several routing points. This provides for more certain and secure delivery and greater ability to trace the documents or data on the path from sender to recipient.

         The system that provides the CommerceSense service is written entirely in the Java programming language to capitalize on the most sophisticated Internet technologies while allowing customers to view and download data into any type of system. We believe that CommerceSense is year 2000 compliant.

         Industry Standard Security. Our CommerceSense service enables customers to select from a range of advanced security options. The system incorporates industry standard encryption methods, including RSA(TM), a leader in data security and encryption, and PGP(TM), as well as our patented branding technology. See "Other Risk Factors--Risks Relating to the Internet and Online Commerce Aspects of our Business--If Internet usage does not continue to grow or its infrastructure fails, our business will suffer."

         Universal Translation. CommerceSense supports all common EDI data format standards, including X12 and EDIFACT, the equivalent of X12 used in Europe, as well as any proprietary standard required by the customer. As a result, our CommerceSense service works for customers with EDI translators or provides a document translation service for a customer that is not EDI-enabled to allow that customer to transmit its documents electronically to its trading partners, whether the trading partners are EDI-enabled or not.

         Secure Location at SIAC. Our data center is located in the same data center that provides all the data-processing support for both the New York and American Stock Exchanges. This facility is considered among the most secure commercial data centers in the world and has not experienced a down moment since its construction in 1990. The facility has round-the-clock armed guards, video surveillance, massive on-site power generation capability, telecommunications technical support and multiple privately-engineered fiber connections to the Internet.

         Business Strategy. We intend to continue to market our CommerceSense service to the top 2,500 large-scale EDI-using hub companies in the United States. We believe that our target customers currently incur VAN charges in excess of approximately $10,000 per month with an average price per kilocharacter of approximately $0.25. We also believe that we can offer these target customers a greater array of services using superior technologies at an average price per kilocharacter that is more than 50% lower than their current EDI bill. In addition, we believe that a significant number of these hub companies would like to expand the use of electronic commerce to more of their spoke companies. However, currently a significant investment in hardware and software at each spoke company is required by traditional VANs to purchase or lease the equipment and software necessary for the spoke company to link with the hub company. In addition, the spoke company will be burdened with significant costs to manage the complicated software and a smaller spoke company may not have the financial or technical resources to create and transmit documents or other data through such a link or may not conduct sufficient business with the hub company to justify the investment.

         Because of the cost to the spoke companies of using VANs, large hub companies using EDI are currently connected to only a small percentage of their spoke companies. Since small spoke companies using our CommerceSense service require only an Internet connection or a Web browser to receive and transmit documents electronically, large hub companies may now be able to request or encourage electronic commerce with their small hub companies. In turn, many of these spoke companies may become the hub companies for their suppliers, which should further broaden and deepen the reach of our CommerceSense service.

          The success of our strategy will depend on continued and expanded acceptance of the Internet as an accepted vehicle for electronic commerce and communication among businesses. See "Other Risk Factors--Risks Relating to the Internet and Online Commerce Aspects of Our Business."

         We may also acquire or invest in complementary businesses, products or services or obtain the right to use complementary technologies through joint ventures, strategic alliances or other business relationships. We also believe that if we are able to sell our CommerceSense service to a significant percentage of a hub company's spokes, we may be able to offer to such a trading community ancillary messaging services in addition to CommerceSense. It is our intention to attempt to develop and introduce a variety of messaging products and services with a focus on the needs of large-scale enterprises, particularly those enterprises that are in vertical markets in the 25 largest commercial industries. We believe that a large-scale CommerceSense trading community within an individual vertical market could make available to third parties desirable access to a group of buyers and sellers that share applications and circumstances unique to their industry.

         However, we have currently neither identified any candidates for any business relationships nor developed any additional services described in the prior paragraph, and we may not be able to do so. Even if we develop these services, we may not be able to market and sell them so as to generate profits. See "Other Risk Factors--Risks Relating to Our Company--We may not be able to successfully make acquisitions or investments in other companies."

         Marketing and Sales. We intend to employ a variety of marketing initiatives to enhance awareness of our product in the electronic commerce community and to increase our sales domestically and internationally. We anticipate it will be necessary to retain channel partners or independent contractors to train customers in the use of CommerceSense to achieve our business plan.

         Direct Marketing through Sales Force. Direct sales to large corporate users of existing VAN services have been very successful for ICC to date and continue to form the core of our sales strategy. Our sales force currently consists of nine people and is growing. Our sales force organization consists of field sales representatives who provide direct assistance with sales calls at customer sites and must meet target quotas. These representatives are supported by technical personnel based in the field. All field sales personnel report to the Vice President of Sales through one of two regional managers responsible for the eastern and western parts of the United States. Hiring for our proposed international sales organization is expected to commence in August 1999, with an initial focus on Europe from a base in the London area.

         Indirect Marketing through Hub Companies. We believe that smaller spoke companies comprise a significant potential market that may be reached without any direct marketing on our part, because the low cost of our CommerceSense service will allow these smaller spoke companies to consider using the our service if requested to do so by their hub companies.

         Seminars and Tradeshows. We plan to conduct seminar marketing, consisting of a traveling "road show" providing targeted group demonstration and selling activities to pre-qualified audiences invited to events in their own localities by direct mail supported by telemarketing confirmation. We will continue to attend tradeshows, including CeBIT, the major European tradeshow, in 2000 and 2001. We plan to staff national shows, currently planned for eight per year, with sales, support and executive personnel from our headquarters.

         Web-based and Print Advertising. We intend to use both Web-based and traditional print advertising. We plan to roll out a redesigned Web site in September 1999 embodying a variety of promotional features, including the ability for a trading partner to subscribe to our CommerceSense service and begin the installation process for its own account online, directly from our Web site. We also intend to focus on print advertising in industry publications and possibly in-flight magazines.

         Strategic Relationships. We are currently establishing relationships with general consulting firms in which the firms will recommend our products and services as part of their project recommendations. In addition, we are currently offering to create custom-designed interfaces to the purchasing software packages, which commonly have an EDI component, of the twenty largest companies that produce purchasing software. We believe that an interface with our Internet-based electronic commerce system will appeal to the software companies' desire to highlight the cutting-edge character of their software. The software companies will not incur any costs by adding our interface, since we are developing the interfaces to increase the number of users of our CommerceSense service rather than to produce revenues by selling the interfaces.

         International Marketing. The international sales organization is initially planned to be based in data center facilities located in Southeastern England, Frankfurt and Singapore and will develop a "country manager" structure consisting of a mix of both U.S. national and locally-hired sales personnel supporting direct sales to end users.

         Technical Support. We provide technical support for new users of our CommerceSense service by educating the users about the application and correctly configuring the users' computer systems. We also provide ongoing assistance for previously-installed users. Our domestic staff currently consists of five individuals, which we intend to increase to eight to service our current backlog of orders for installation commencing in July 1999. This group will then train outsourcing firms to take over the installation of a majority of new users commencing in the third calendar quarter in 1999. However, we intend to retain roll-out staff sufficient to install key accounts and train the staffs of new channel partners.

          Customers. We currently provide our CommerceSense service to more than 100 customers, including the following:

         o        Three large web-based online shopping services;
         o        A large book retailer;
         o        Several large publishers;
         o        Three major office supply companies;
         o        A software manufacturer;
         o        A freight company;
         o        A large retail drug store chain; and
         o        Several automotive parts manufacturers.

We believe that no customer will account for a material portion of our revenues by the end of 1999.

         Competition. The electronic commerce and EDI network services and computer software markets are highly competitive and fragmented and are characterized by rapidly-evolving technology. We estimate that there are at least 32 VANs. All of these competitors have substantially greater financial and other resources than we
do. Although we are unaware of any other company actually engaged in the commercial implementation of an Internet electronic commerce service substantially similar to our CommerceSense service, we anticipate that in the future other companies will offer services which are functionally similar and may compete directly with our CommerceSense service.

         We further believe that it is possible to provide some of the benefits of our CommerceSense service by other means and that competitors may provide other solutions for the conduct of electronic commerce presently provided by VANs. However, we believe that our CommerceSense service is of sufficiently high quality and is priced to be very competitive with other electronic commerce alternatives.

         Traditional VANs. We estimate that six traditional VANs, Harbinger, GEIS, Advantis, Sterling Software, AT&T and MCI Communications Corporation, collectively control more than 90% of the market for VAN services. We have interconnect agreements with each of these six largest VANs. Each of these VANs offers or is attempting to develop Internet-based services. However, these services are currently not priced to compete favorably with the existing VAN service. VAN Internet offerings are currently primarily designed as on-ramps to their networks rather than electronic commerce solutions independent of the traditional VAN service.

         Internet-Based Offerings. Netscape provides an integrated family of Internet commerce applications for conducting business to business and business to consumer electronic commerce on the Internet, called CommerceXpert. However, these applications require the use of the Netscape Web browser, cannot connect with VANs and, we believe, do not have the same reliability and number of value-added components as our CommerceSense service.

         There are currently a number of companies that offer electronic commerce packages using the Internet as the delivery method. Each of these companies requires users to buy expensive software. In addition, none of these companies offers the option to interconnect with any of the current VANs or with any other service. As a result, both the sender and the recipient in an electronic commerce transaction must use the same system. Our CommerceSense service allows users to interconnect with their trading partners that use VAN services.

         Numerous companies supply electronic commerce network services, and several competitors target specific vertical markets such as the pharmaceutical, agribusiness, retail and transportation industries. Competitors provide software designed to facilitate electronic commerce and EDI communications. Existing VANs provide network services and related software products and services. Other competitors provide PC-based computer programs and network services which facilitate electronic banking transactions. These competitors include banks and other financial institutions that operate privately-owned computer networks that link directly to their commercial customers.

         We believe that existing competitors are likely to expand the range of their electronic commerce services to include Internet access and that new competitors are likely to offer services which utilize the Internet to provide data transmission services. These new competitors may include telephone and large media companies. A group of computer companies, including some of our competitors, have formed CommerceNet. This is a consortium which has announced an intention to explore the use of the Internet for commercial applications. Additionally, several competitive network service providers allow their subscribers access to the Internet and several major software and telecommunications companies, including AT&T, MCI Communications Corporation, Sprint and Microsoft, either currently provide or are expected to introduce Internet access services. Similarly, the major on-line service companies, such as America On-Line, Compuserve and Prodigy, also offer Internet services. All of these companies may enhance their services in the future to include certain aspects of electronic commerce.

         We believe that the principal competitive factors affecting our market are Internet expertise and talent, quality, price and speed of service delivery, client references, quality of customer service and ease of use of Internet document delivery sites. Although we believe that we compete adequately with respect to these factors, we may not maintain our competitive position against current and potential competitors. Many of our current and potential competitors have significant existing customer relationships and much greater financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers and employees, or be able to devote greater resources to the development, promotion and sale of their services than we can.

         See "Other Risk Factors--Risks Relating to Our Company--We may not be able to compete effectively in the business-to-business electronic commerce market."

         Intellectual Property Rights. We rely on a combination of trade secrets, confidentiality procedures, contractual provisions and patent and trademark laws to protect our proprietary intellectual property rights. However, we believe that given the rapid pace of innovation within the electronic commerce industry, the technological and creative skills of our personnel are more important in establishing and maintaining a leadership position in the electronic commerce industry than the legal protection of our technology.

         We currently have patent protection only for our branding technology. By attaching a "brand" at the time the document is decrypted from a secure data source, an "audit trail" of the decrypted information can be maintained so that the user can track its document's path to the recipient. Our branding patent covers:

         o decrypting electronic items or products (i.e. documents or software);

         o        attaching an identifying serial number; and

         o        logging the item number and serial number.

         We believe that the protection of our rights in our CommerceSense service depends primarily on our proprietary software and messaging techniques which constitute "trade secrets." We have currently made no determination whether we can patent these trade secrets.

         We believe that our encryption methods provide state of the art protection for all information transmitted through our CommerceSense service. We plan to upgrade our encryption methods if new encryption technology becomes available or if we become aware that it is possible to break our current encryption methods.

         We have entered into confidentiality and non-competition agreements with all of our employees. In addition, we have adopted a policy that requires all future employees to sign appropriate confidentiality agreements and, where appropriate, non-competition agreements.

         See "Other Risk Factors--Risks Relating to Our Company--We depend on our intellectual property, which may be difficult and costly to protect."

         Governmental Regulation. Our services are transmitted to our customers through the Internet and over dedicated and public telephone lines. Transmissions over telephone lines are governed by regulatory policies establishing prices and other terms. Changes in the legislative and regulatory environment relating to on-line services or EDI could adversely affect us. We believe that we are currently in material compliance with all applicable regulations.

         Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. This could increase the cost of transmitting documents and data over the Internet. Furthermore, foreign laws and state tax laws and regulations relating to the provision of products and services over the Internet are still developing. If individual states impose taxes on services provided over the Internet, our cost of providing our CommerceSense service may increase and we may not be able to increase the price we charge for our CommerceSense service to cover these costs. Any new domestic or foreign laws or regulations or new interpretations of existing laws and regulations relating to the Internet could have a material and adverse effect on our business, operating results or financial condition.

         See "Other Risk Factors--Risks Relating to the Internet and Online Commerce Aspects of Our Business--Government regulation and legal uncertainties relating to the Internet could harm our business."

         Employees. On June 24, 1999, we had 40 full-time employees and two consultants. No employees are parties to any collective bargaining agreement. We believe our employee relations are generally good. Competition for qualified personnel in the electronic commerce industry is intense, particularly for software development and other technical staff as well as for marketing and customer service personnel with the requisite technical knowledge. Our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. See "Other Risk Factors--Risks Relating to Our Company--We depend on our key personnel for our future success" and "--We need to hire and retain qualified employees and may not be able to do so."

         Facilities. Our executive offices are located at 805 Third Avenue, New York, New York 10022 under a lease that expires December 31, 2004. The lease covers approximately 5,500 square feet, provides for annual rent of approximately $200,000 and is subject to customary increases.

         We leased a second facility during the second quarter of calendar 1999. This facility, which is located in East Setauket, New York, contains approximately 4,100 square feet and will initially accommodate 25 employees. This lease is for 5 years at an annual rent of approximately $78,000 and is subject to customary increases. We plan to locate our development and network administration groups and our technical support call center at this facility.

         Our data center is located at SIAC under an agreement that expires December 2002. The agreement has an option to renew and to expand our usage of the facility at the end of the current term. We plan to renew this agreement and to exercise our option to expand.

         These facilities should be adequate for our present and reasonably foreseeable requirements.

                               OTHER RISK FACTORS

         Prior to deciding whether to exchange the Warrants in the exchange offer, Warrant holders should carefully consider all of the information contained (or incorporated by reference) in this Offering Circular, especially the risk factors described or referred to in "Risks Relating to the Exchange Offer" and in the following paragraphs. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the market price of our Class A Common Stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not currently recognize or that we currently believe are immaterial may also adversely impact our business, operating results, financial condition and the market price of our Class A Common Stock.

         This Offering Circular contains a number of "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, all statements other than statements of historical facts included in this Offering Circular regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this Offering Circular, the words "anticipate," "believe," "estimate," "expect," "may," "will," "continue" and "intend," and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These "cautionary statements" reflect our current view with respect to future events and are subject to risks, uncertainties and assumptions related to various factors including, without limitation, those listed under the headings "Risks Relating to the Exchange Offer," "Other Risk Factors" and other cautionary statements in this Offering Circular.

         Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this Offering Circular as anticipated, believed, estimated, expected or intended. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

RISKS RELATING TO OUR COMPANY

         We have never earned a profit and expect to incur significant losses. We have incurred significant losses since our company was founded in 1991. We have never earned a profit in any fiscal quarter and, as of April 30, 1999, we had an accumulated deficit of approximately $20.0 million. In their audit report on our July 31, 1998 financial statements, Richard A. Eisner & Company, LLP questioned our ability to continue as a going concern. However, this occurred prior to the consummation of our April 1999 private placement of Series A Preferred Stock in which we raised approximately $7 million of cash proceeds and converted into equity approximately $2,595,000 million of debt. In addition, we expect our cost of revenue and operating expenses to increase significantly, especially in the areas of marketing, customer installation and customer service. As a result, we expect to incur additional losses in the future.

         Our business is unproven, and we may not achieve profitability. The profit potential of out business model is unproven. Our revenue for the foreseeable future is almost entirely dependent on the number of customers who subscribe to our CommerceSense service and the volume (in kilocharacters) of the data, documents or other information they send or retrieve utilizing our service. If we do not generate sufficient revenue to achieve and maintain profitability, we will continue to be unprofitable. From 1991 to 1997 we conducted limited operations and developed products that we were unable to exploit commercially and consequently discontinued. In 1997, we focused exclusively on the development and marketing of our CommerceSense service and launched the current version of CommerceSense commercially in April 1999. The success of CommerceSense depends to a large extent on the future business-to-business electronic commerce using the Internet, which is uncertain.

         We expect to base our expenditures on our plans and estimates of future revenue. If we experience a shortfall in our estimated revenue, we may be unable to adjust spending in a timely manner. As a result, we may not achieve profitability.

         We may be unable to manage our growth. Our ability to implement our business plan successfully in a new and rapidly-evolving market requires effective planning and growth management. If we cannot manage our anticipated growth effectively, our business and financial results will suffer. We plan to expand our existing operations substantially, particularly those relating to sales and marketing, customer installation and technical support. We expect that we will need to continue to manage and to expand multiple relationships with customers, Internet service providers and other third parties. We also expect that we will need to continue to improve our financial systems, procedures and controls and will need to expand, train and manage our workforce, particularly our information technology staff. As a result, our management and operating systems may be strained by our growth and we may be unable to complete in a timely manner necessary improvements to our operating systems, procedures and controls to support our future operations.

         We may face capacity constraints which impede our revenue growth and business profitability. The satisfactory performance, reliability and availability of our network infrastructure, customer support and document delivery systems and our Web site are critical to our reputation and our ability to attract customers and maintain adequate customer service levels. Any significant or prolonged capacity constraints could prevent customers from sending or gaining access to their documents or other data or accessing our customer support services for extended periods of time. This would decrease our ability to acquire and retain customers and prevent us from achieving the necessary growth in revenue to achieve profitability. If the amount of traffic increases substantially and we experience capacity constraints, we will need to expand further and upgrade our technology and network infrastructure. We may be unable to predict the rate or timing of increases in the use of our services to enable us to upgrade our operating systems in a timely manner.

         If we do not keep pace with rapid technological changes, customer demands and intense competition we will not be successful. Our market is characterized by rapidly changing technology, customer demands and intense competition. If we cannot keep pace with these changes, our CommerceSense service could become uncompetitive and our business will suffer. The Internet's recent growth and the intense competition in our industry require us to continue to develop strategic business and Internet solutions that enhance and improve the customer service features, functions and responsiveness of our CommerceSense service and that keep pace with continuing changes in information technology and customer requirements. If we are not successful in developing and marketing enhancements to our CommerceSense service or new services that respond to technological change or customer demands, our business will suffer.

         We may be unable to obtain necessary future capital. If we do not become profitable, or if achieving profitability takes longer than we anticipate, we will need to raise additional funds. If we are unable to obtain necessary additional financing, we will be unable to expand more rapidly or adapt to competitive pressures or technological changes and our business will suffer. We cannot assure you that any additional financing will be available on reasonable terms or at all. In addition, we may need to raise additional funds sooner if we attempt to expand more rapidly or if competitive pressures or technological changes are greater than anticipated.

         If we raise additional funds through the issuance of debt securities, the holders of the debt securities will have a claim to our assets that will be prior to any claim of our stockholders. The interest on these debt securities would increase our costs and negatively impact our operating results. If we raise additional funds through the issuance of common stock or securities convertible into or exchangeable for common stock, the percentage ownership of our then-existing stockholders will decrease and they may experience additional dilution. In addition, any convertible or exchangeable securities may have rights, preferences and privileges more favorable to the holders than those of the common stock.

         We may not be able to compete effectively in the business-to-business electronic commerce market. The business-to-business electronic commerce industry is evolving rapidly and is intensely competitive. If we are not able to compete effectively against our current and future competitors, we may lose customers, may need to lower our prices, may experience reductions in gross margins, increases in marketing costs or losses in market share, or may experience a combination of these problems and, as a result, our business will suffer.

         Many of our current and potential competitors have significant existing customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers and employees, or be able to devote greater resources to the development, promotion and sale of their services than we can. As a result, we may not be successful in competing against competitors.

         Our principal competitors include: GE Information Services, Inc., Harbinger Corporation, AT&T Corp., MCI Communications Corporation, Sterling Commerce, Inc. and Advantis, a joint-venture of International Business Machines Corporation and Sears Roebuck & Co. Each of these competitors has an established VAN that has provided EDI for at least several years and has long-established relationships with the users of EDI, including many of our prospective customers.

         We currently depend on our CommerceSense service and may not be able to expand into new business areas. We are currently focusing exclusively on our CommerceSense service. As a result, our financial condition for the foreseeable future will depend heavily on the success or failure of our CommerceSense service. If our CommerceSense service is not successful, our revenue will not increase sufficiently for us to become profitable. It is difficult to predict demand and market acceptance for this service in the new and rapidly evolving business-to-business electronic commerce market.

         We intend to attempt to expand our operations by developing and marketing new or complementary services or systems or by expanding the breadth and depth of our offerings. We cannot assure you that we will be able to do so effectively. Although we believe that we will be able to use our CommerceSense service as a platform to provide these additional services or systems, we cannot assure you that we will be able to do so effectively.

         We may not be able to successfully make acquisitions or investments in other companies. We may seek acquisitions of services, products or companies, joint ventures or other arrangements which complement or expand our business. However, we cannot assure you that we will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we cannot assure you that we will be able to successfully negotiate and finance the acquisition. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty assimilating the acquired services, technologies or customers into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. If we consummate one or more significant acquisitions through the issuance of shares of common stock, you could suffer significant dilution of your ownership interests in ICC. Finally, expanding our business through acquisitions may expose us to new and different competitors, which will likely have greater financial and other resources than we do.

         We depend on our key personnel for our future success. We are substantially dependent on the continued services and performance of our executive officers and other key employees. The loss of the services of any of our executive officers or other key employees could impede the operation and growth of our business and cause our revenues to decline. Although all of our executive officers and certain key employees have entered into employment agreements, none of these agreements prevents any of them from leaving us.

         We need to hire and retain qualified employees and may not be able to do so. We believe we will need to expand significantly our information technology, marketing and customer service staffs in the near future. Our business and financial results depend in part on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. If we are unable to retain our key employees or attract, assimilate or retain other highly qualified employees, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges. Many of our competitors have significantly greater financial and other resources than we do and may be able to offer more lucrative compensation packages which include stock options and other stock-based compensation and higher-profile employment opportunities than we can.

         We need to hire and retain independent contractors and may not be able to do so. We are substantially dependent on the services of independent contractors to train customers in the use of CommerceSense. We have entered into one such relationship and need to retain several other providers of such services to achieve our business plan. If we fail to hire and retain qualified independent contractors, then our business will be harmed.

         We depend on our intellectual property, which may be difficult and costly to protect. Other than our branding patent, our intellectual property consists of proprietary or confidential information that is not currently subject to patent, trademark or similar protection. Although we have applied for trademark protection for the CommerceSense name, we may not be able to secure significant protection for this trademark. If our competitors or others adopt product or service names similar to CommerceSense, it may impede our ability to build brand identity and customer loyalty.

         The validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. If unauthorized third parties try to copy our service or our business model or use our confidential information to develop competing services, we may lose customers and our business could suffer. We may not be able to effectively police unauthorized use of our technology because policing is difficult and expensive. In particular, the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may not adequately protect our intellectual property.

         Our business activities and our CommerceSense service may infringe upon the proprietary rights of others. In addition, other parties may assert infringement claims against us. Any such claims and any resulting litigation could subject us to significant liability for damages and could result in invalidation of our proprietary rights. We could be required to enter into costly and burdensome royalty and licensing agreements. These agreements may not be available on terms acceptable to us, or may not be available at all. We may also need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation is expensive and time-consuming and could divert management's attention away from running our business.

         Our operating results may fluctuate significantly due to seasonality. We cannot assess fully the impact of seasonal factors on our business because of the limited operating history of our CommerceSense service, together with our expanded business strategy. However, we expect to experience seasonality in our business that reflects the seasonality of the businesses of our customers. We believe that period-to-period comparisons of our operating results may not be meaningful and that our operating results for any particular period will not necessarily be a good indicator of our future performance.

         We may not be able to successfully expand our business outside of the United States. Our current and future customers are conducting their businesses internationally. To be a sole source supplier to these customers, we need to provide our services internationally. As a result, an important component of our business strategy is to expand our international marketing and sales efforts. We have limited experience in expanding our business outside the United States and if we do not successfully expand out business in this way, we may lose current and future customers. This will adversely affect our revenues and operating results.

         We may suffer systems failures and business interruptions which would harm our business. Our success depends in part on the efficient and uninterrupted operation of our service that is required to accommodate a high volume of traffic. Almost all of our network operating systems are located at a single leased facility in New York, New York. Our systems are vulnerable to
damage  from  fire,   power  loss,   telecommunications   failures,
break-ins, earthquakes and other events, this could lead to interruptions or delays in our service, loss of data or the inability to accept, transmit and confirm customer documents and data. Our business may suffer if our service is interrupted. Although we have implemented network security measures, our servers may be vulnerable to computer viruses, electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions.

         Several of our stockholders will exercise significant control. Several of our stockholders currently, in the aggregate, beneficially own shares having approximately 28.4% of the combined voting power of our voting securities. These shares have been deposited into a voting trust and will be voted at the direction of a majority of our non-management directors and Richard J. Berman, our chairman and chief executive officer. See "Description of Securities".

         The interests of these stockholders could conflict with your interests. In addition, this concentration of ownership could delay or prevent another person from acquiring control or causing a change in control of ICC, which may affect your ability to resell your shares at a favorable price.

         Year 2000 issues could affect the performance of our business. We may have substantial exposure to the year 2000 problem, both with our own systems and with systems we do not control. The year 2000 problem could harm our business and financial results. Many currently installed computer systems and software products have been coded to accept or recognize only two digit entries to define the applicable year. These systems may erroneously recognize the year 2000 as the year 1900. Thus could result in major failures of malfunctions.

         This risk is particularly significant for our business. We rely on computer programs and systems in connection with our internal and external communication networks and systems, including transmissions of information over the Internet, order processing and fulfillment, accounting and financial systems, customer access to our Web site and other business functions. Based on our design process and assessment to date, we believe the current versions of our service and our various systems are year 2000 compliant. However, we cannot assure you that our programs designed to minimize the impact of the transition to the year 2000 on the terminal operations software at our facilities and other date sensitive equipment will be completely successful. In addition, the costs of implementing these programs may exceed our current estimates. If these programs are not successful or if their costs exceed our estimates, the date change from 1999 to 2000 could harm our business. The full extent of any adverse impact on our business is impossible to determine.

         In addition, our customers may not become year 2000 compliant in a timely fashion or at all. The failure of a customer to become year 2000 compliant will adversely affect the ability of that customer's trading partners to receive or utilize the document or data we transmit. As a result, customers that are not year 2000 compliant may cease using our CommerceSense service, decreasing our revenues and harming our results of operations.

RISKS RELATING TO THE INTERNET AND ONLINE COMMERCE ASPECTS OF OUR BUSINESS

         If Internet usage does not continue to grow or its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-business electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline. The Internet could lose its viability or its usage could decline due to many factors, including:

         o        cost and ease of Internet access;
         o        delays in the development of the Internet infrastructure;
         o        inconsistent service quality;
         o        the adoption of new standards or protocols for the Internet;
         o        changes or increases in governmental regulation;

         o the development and adoption of new technologies which do not use the Internet; and
         o        intellectual property ownership.

         Privacy concerns may prevent customers from using our services. Concerns over the security of online transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. We may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. We rely upon encryption and authentication technology to provide secure transmission of confidential information. If our security measures do not prevent security breaches, we could suffer operating losses, damage to our reputation, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of our encryption and authentication technology and could enable an outside party to steal proprietary information or interrupt our operations.

         We depend on third-party providers of Internet and telecommunications service. Our operations depend upon third parties for Internet access and telecommunications. Frequent or prolonged interruptions of these services could result in significant losses of revenues. These types of occurrences could also cause users to perceive our products as not functioning properly and therefore cause them to use other methods to deliver and receive information. We have limited control over these third parties and cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that the quality of services that they provide will remain at the levels needed to enable us to conduct our business effectively. Each of them has experienced outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our on-line architecture.

         Government regulation and legal uncertainties relating to the Internet could harm our business. Changes in the regulatory environment could decrease our revenues and increase our costs. The Internet is largely unregulated and the laws governing the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, because of increasing popularity and use of the Internet, any number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as:

         o        user privacy;
         o        security;
         o        pricing;
         o        content;
         o        copyrights;
         o        distribution;
         o        taxation; and
         o        characteristics and quality of services.

         Costs of transmitting documents and data could increase. The cost of transmitting documents and data over the Internet could increase. We may not be able to increase our prices to cover these rising costs. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. Also, foreign laws and state tax laws and regulations relating to the provision of services over the Internet are still developing. If individual states impose taxes on services provided over the Internet, our cost of providing our CommerceSense and other services may increase.

RISKS RELATING TO OUR CLASS A COMMON STOCK

         Our stock price may be extremely volatile. The market price of our common stock is likely to fluctuate substantially in the future. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If we were subject to a securities class action lawsuit, it could result in substantial costs and a significant diversion of resources, including management time and attention.

         The market for our common stock may be illiquid. Our common stock is currently trading on the Nasdaq SmallCap Market. An active trading market may not be sustained. If there is no active trading market for our common stock, you may not be able to resell your shares at any price, if at all. It is possible that the trading market for the common stock in the future will be "thin" and "illiquid", which could result in increased volatility in the trading prices for our common stock. The price at which the common stock will trade in the future cannot be predicted and will be determined by the market. The price may be influenced by investors' perceptions of us, the use of the Internet for business purposes and general economic and market conditions.

         Our common stock was delisted from the Nasdaq SmallCap Market on February 22, 1999 because we did not satisfy the listing criteria. Since then we have been relisted on the Nasdaq SmallCap Market. We believe that we are significantly better positioned to maintain our listing on the Nasdaq SmallCap Market as a result of the funds we raised in our private placement of Series A Preferred Stock in April 1999.

         Our board of directors can issue preferred stock with rights adverse to the holders of common stock. Our board of directors is authorized, without further stockholder approval, to determine the provisions of and to issue up to 4,989,825 shares of preferred stock. Issuance of preferred shares with rights to dividends and other distributions, voting rights or other rights superior to the common stock could be adverse to the holders of common stock.

         Our certificate of incorporation and bylaws provide director and officer indemnification and limit their liability. We may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct. The Delaware General Corporation Law provides for broad indemnification by corporations of their officers and directors and permits a corporation to exculpate its directors from liability for their actions. Our bylaws and certificate of incorporation implement this indemnification and exculpation to the fullest extent permitted under this law as it currently exists or as it may be amended in the future. Consequently, subject to this law and to certain limited exceptions in our certificate of incorporation, none of our directors will be liable to us or to our stockholders for monetary damages resulting from conduct as a director.

         Our anti-takeover provisions and Delaware law may have adverse effects on our stock price. There are provisions in our certificate of incorporation, our bylaws and Delaware law that make it more difficult for a third party to obtain control of ICC, even if doing so would be beneficial to our stockholders. This could depress our stock price. These provisions include: (a) authority to divide the Board of Directors into three classes so that only one-third of our directors are elected each year and are elected for terms of three years; (b) requiring a request by stockholders holding not less than 20% of our outstanding stock to compel the Board of Directors to call a special meeting of the stockholders, which request must state the object of the proposed meeting; (c) requiring a stockholder to give advance notice to ICC of a proposal the stockholder wishes to be acted on at any meeting of stockholders; and (d) permitting the Board of Directors to amend or repeal our bylaws without stockholder consent or vote.

                            DESCRIPTION OF SECURITIES

         The following summary description of the material terms of our capital stock and warrants. See "Delaware Law and Certificate of Incorporation and Bylaw Provisions" in this Section for a discussion of several provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law that are important. For more information regarding our certificate of incorporation and bylaws, see "Where You Can Find More Information."

         We have the authority to issue up to 40,000,000 shares of Class A Common Stock, 2,000,000 shares of Class B Common Stock, 2,000,000 shares of Class E-1 Common Stock, 2,000,000 shares of Class E-2 Common Stock, and 5,000,000 shares of preferred stock, which includes 10,000 shares of Series A Convertible Redeemable Preferred Stock ("Series A Preferred Stock") and 175 shares of Series S Preferred Stock ("Series S Preferred Stock"). Each class and series of our capital stock has a par value of $.01 per share.

Common Stock

Class A Common Stock

         As of April 30, 1999, there were 1,383,437 shares of Class A Common Stock outstanding, held of record by approximately 160 stockholders. Class A Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "ICCSA".

         Holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by our Class A Common stockholders. Subject to the preferences of the preferred stock, the holders of Class A Common Stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors. If any distributions are made to the holders of Class A Common Stock, identical per-share distributions must be made to the holders of the Class B Common Stock, even if the distributions are in Class A Common Stock. Upon a liquidation, dissolution or winding up of ICC, the holders of Class A Common Stock are entitled to share equally with holders of the Class B Common Stock in all assets remaining after liabilities and amounts due to holders of preferred stock have been paid in full or set aside. Class A Common Stock has no preemptive, redemption or conversion rights. The rights of holders of Class A Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Series A Preferred Stock, Series S Preferred Stock or any other series of preferred stock that ICC may designate and issue in the future.

Class B Common Stock

         As of April 30, 1999, there were 115,599 shares of Class B Common Stock outstanding, held of record by 24 stockholders.

         Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis both upon request of the holder of the Class B Common Stock or automatically upon transfer of the Class B Common Stock to a stockholder that does not hold any Class B Common Stock prior to the transfer. Class B Common Stock is entitled to six votes per share rather than one vote per share. In all other respects, each share of Class B Common Stock is identical to one share of Class A Common Stock.

Class E-1 and E-2 Common Stock

         As of April 30, 1999, there were 276,851 shares each of Class E-1 Common Stock and Class E-2 Common Stock outstanding. On May 28, 1999, we called for redemption on June 11, 1999 all outstanding shares of Class E-1 and Class E-2 Common Stock for a total redemption price of $276.85.

Preferred Stock

         The certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock from time to time and in one or more series and to fix the number of shares of any series and the designation, conversion, dividend and other rights of the series. The Board of Directors may authorize the issuance of preferred stock without any approval of our stockholders. The board of directors has designated 10,000 shares of preferred stock as Series A Convertible Redeemable Preferred Stock and 175 shares of preferred stock as Series S Preferred Stock.

         Future issuances of preferred stock may have the effect of delaying or preventing a change in control of ICC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Series A Preferred Stock

         As of April 30, 1999, ICC had 9,595 shares of Series A Preferred Stock outstanding, held by approximately 110 stockholders.

         Series A Preferred Stock is convertible, at the option of the holder, into Class A Common Stock. Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock determined by the following formula:

         $1,000 divided by the average market price of the Class A Common Stock for the ten trading days before the conversion date, up to a maximum of 333 shares and a minimum of 200 shares of Class A Common Stock, except that until December 31, 1999 each of 8,505 shares of Series A Preferred Stock is convertible into a maximum of 200 shares of Class A Common Stock.

As a result of this formula, if all of the Series A Preferred Stock were converted before January 1, 2000, a maximum of 2,064,334 shares of Class A Common Stock would be issued in this conversion. If all of the Series A Preferred Stock were converted after December 31, 1999, a maximum of 3,198,334 shares of Class A Common Stock would be issued in this conversion. No fewer than 25 shares may be converted at one time unless the holder then holds fewer than 25 shares and converts all such shares at that time.


         Series A Preferred Stock is redeemable, in whole or in part, by ICC, commencing on the third anniversary of the date of issuance. The redemption price for each share of Series A Preferred Stock is $1,000 plus unpaid dividends. Notice of redemption must be given 30 days prior to the redemption date.

         Subject to the rights of stockholders holding any series of ICC preferred stock that is senior to the Series A Preferred, upon a liquidation, dissolution or winding up of ICC, the holders of Series A Preferred Stock are entitled to receive an amount equal to $1,000 per share of Series A Preferred Stock. If upon a liquidation, dissolution or winding up of ICC the assets remaining after liabilities and amounts due to holders of senior preferred stock have been paid in full or set aside are not sufficient to pay the amount due to holders of Series A Preferred Stock and holders of other preferred stock ranking on a parity with the Series A Preferred Stock, the holders of the Series A Preferred Stock share ratably with the holders of the parity preferred stock in the assets remaining.

         The holders of the outstanding shares of Series A Preferred Stock are entitled to a 4% annual dividend payable in cash or in shares of Class A Common Stock, at the option of ICC, each July 1st commencing July 1, 1999.

         Series A Preferred Stock has no voting rights except as expressly required by law.

Series S Preferred Stock

         As of April 30, 1999, ICC had 175 shares of Series S Preferred Stock outstanding, held by one stockholder.

         Commencing July 1, 1999, and on the first day of each calendar month thereafter, twelve shares of Series S Preferred Stock shall be mandatorily redeemed by ICC at a price of $1,000 per share. If ICC is unable to redeem the twelve shares, the twelve shares will be automatically converted into Class A Common Stock at a conversion rate per share of Series S Preferred Stock equal to $1,000 divided by the average closing price of the Class A Common Stock for the five trading days immediately prior to the conversion date.

         Subject to the rights of stockholders holding any series of preferred stock of ICC that is senior to the Series S Preferred Stock, upon a liquidation, dissolution or winding up of ICC, the holders of Series S Preferred Stock are entitled to receive an amount equal to $1,000 per share of Series S Preferred Stock. If upon a liquidation, dissolution or winding up of ICC the assets remaining after liabilities and amounts due to holders of senior preferred stock have been paid in full or set aside are not sufficient to pay the amount due to holders of Series A Preferred Stock and holders of other preferred stock ranking on a parity with the Series S Preferred Stock, the holders of the Series S Preferred Stock shall share ratably with the holders of the parity preferred stock in the remaining assets.

         Holders of the outstanding Series S Preferred Stock are not entitled to receive any dividend payments and have no voting rights except as expressly required by law.

Voting Trust. Thomas H. Lipscomb (former chairman of the board and president of the Company), and Alan N. Alpern (former chief financial officer of the Company) have deposited substantially all the shares of common stock beneficially owned by them and other members of their families, which includes Class B Common Stock, into a voting trust until February 18, 2000. As of May 1, 1998, 123,739 shares of Class B Common Stock were forfeited pursuant to an escrow agreement dated as of September 11, 1992, as amended September 20, 1994, and such shares were delivered by the escrow agent to the Company which holds the shares in treasury. Accordingly, as of May 31, 1999, the shares in the voting trust represent 28.4% of the total voting power of the Company. The shares of Common Stock held in the voting trust will be voted at the direction of a majority of the non-management directors of the Company and Richard J. Berman, the chief executive officer of the Company, and Arthur R. Medici, former president and a current director of the Company.

Warrants

         As of April 30, 1999 there were 1,184,715 Class A Warrants outstanding. Each Class A Warrant entitles the holder upon exercise to purchase one Class B Warrant (described below) and one share of Class A Common Stock.
Each Class A Warrant is exercisable for $23.20 and expires in February 2002.

         As of April 30, 1999 there were 950,490 Class B Warrants outstanding. Each Class B Warrant entitles the holder upon exercise to purchase one share of Class A Common Stock. Each Class B Warrant is exercisable for $31.22 and expires in February 2002.

         The Class A and Class B Warrants are traded in the over-the-counter market on the "OTC Electronic Bulletin Board." The number of Class A and Class B Warrants and the exercise prices thereof are subject to adjustment in the event of any subdivision or combination of the outstanding Class A Common Stock, or any stock dividend payable in shares of Class A Common Stock paid to holders of Class A Common Stock. These warrants are also subject to adjustment upon any sale of any shares of Class A Common Stock, or of any rights, warrants, options or securities convertible into or exercisable for Class A Common Stock, for consideration valued at less than the then market price (as defined the Class A and Class B Warrants) of the Class A Common Stock. In the event that all the Series A Preferred Stock remains outstanding on January 1, 2000, the number of Class A Warrants and Class B Warrants outstanding as of May 31, 1999 would increase to 1,519,683 and 2,738,906, respectively, and the exercise prices of the Class A Warrants and Class B Warrants would decrease to $18.08 and $24.34, respectively.

         In connection with our initial public offering, unit purchase options were issued to D.H. Blair and its designees to purchase 31,000 units for $33.75 per unit. Upon exercise of these options, the holders are entitled to receive one share of Class A Common Stock, one Class A Warrant and one Class B Warrant. In connection with our 1997 private placement, unit purchase options were issued to D.H. Blair and its designees to purchase 112,229 of the same units for $15.75 per unit. The unit purchase options issued in connection with our 1997 private placement are subject to an anti-dilution adjustment as a result of the private placement of Series A Preferred Stock and this adjustment is substantial. The unit purchase options issued in connection with our initial public offering expire in January 2000. The unit purchase options issued in connection with our 1997 private placement expire in February 2002. The Company and D.H. Blair have reached an agreement in principle for D.H. Blair to exchange all of these unit purchase options for 105,000 shares of Class A Common Stock. The Company has agreed to register under the Securities Act the resale of these shares of Class A Common Stock by D.H. Blair and its designees.

         Investors in our 1998 bridge financing purchased 10% notes with warrants attached. For each $1 of notes, a purchaser was entitled to 0.3 warrants and we issued a total of 778,500 warrants in this transaction. Each of these warrants entitles the holder upon exercise to purchase one share of Class A Common Stock for $2.50. These warrants expire between December 2001 and July 2002.

         Two placement agents provided services in connection with our 1998 bridge financing and are entitled to receive a total of 59,850 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of Class A Common Stock for $2.50. These warrants expire between July 2001 and January 2002.

         Several NASD registered broker/dealers provided services in connection with our April 1999 private placement of Series A Preferred Stock and are entitled to receive a total of 158,250 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of Class A Common Stock for $5.00 and expires in April 2002.

         The warrants issued in our 1998 bridge financing to investors and placement agents are redeemable by ICC for $2.50 per warrant within 10 days of mailing an acceleration notice at any time from June 1999 to January 2001 if the bid price of the Class A Common Stock exceeds $7.50 (subject to adjustment for stock splits, dividends or combinations) for 10 consecutive trading days.

         The number and exercise price of the warrants issued to financial advisors in connection with our 1998 bridge financing and our April 1999 private placement are subject to adjustment in the event of any stock dividend payable in shares of Class A Common Stock paid to holders of Class A Common Stock or any subdivision or combination of the outstanding Class A Common Stock.

         Summerwind Restructuring, Inc. received 500,000 warrants as consideration for various consulting services under a consulting agreement with our predecessor, Infosafe Systems, Inc., dated as of June 12, 1998. Each of these warrants entitles the holder upon exercise to purchase one share of Class A Common Stock for $2.50 and expires in June 2003. The number and exercise price of the warrants are subject to adjustment in the event of any sale or distribution of debt or other securities of ICC or of cash, property or other assets to holders of Class A Common Stock, any stock dividend payable in shares of Class A Common Stock paid to holders of Class A Common Stock, any subdivision or combination of the outstanding Class A Common Stock, or any sale of any shares of Class A Common Stock, or of any rights, options, warrants, or securities convertible into or exercisable for Class A Common Stock, for consideration valued at less than the then exercise price of these warrants.

Delaware Law and Certificate of Incorporation and Bylaw Provisions

         The following summary description of provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws is not intended to be complete. You should read our certificate of incorporation and bylaws very carefully.

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

         The provisions of our certificate of incorporation and bylaws could also have anti-takeover effects. These provisions enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ICC and its stockholders. These provisions also are designed to reduce the vulnerability of ICC to an unsolicited proposal for a takeover of ICC that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ICC. The provisions are also intended to discourage some tactics that may be used in proxy fights. See "Other Risk Factors--Risks Relating to our Class A Common Stock--Our anti-takeover provisions and Delaware law may have adverse effects on our stock price."

Classified Board of Directors

         We received stockholder authorization on June 26, 1998 to amend our certificate of incorporation to provide for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. We intend to elect directors for each class at our next annual meeting of stockholders. After the next annual meeting, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of ICC as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer for our shares or attempting to obtain control of ICC. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from replacing a majority of the board of directors for two years.

Indemnification

         We have included in our certificate of incorporation and bylaws provisions to (1) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (2) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

         The transfer agent and registrar for our Class A Common Stock is American Stock Transfer and Trust Company.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following general discussion is a summary of certain United States federal income tax aspects with respect to the exchange offer and is for general information only and does not consider all aspects of United States federal income tax that may be relevant to a holder of Warrants in light of his or her personal circumstances. The discussion does not address the United States federal income tax consequences to holders of Warrants who do not hold such Warrants and the shares of Class A Common Stock to be issued pursuant to the exchange offer as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion also does not address the United States federal income tax consequences to holders of Warrants subject to special treatment under the federal income tax laws, such as dealers in securities, tax-exempt entities, foreign holders, banks, thrifts, insurance companies, regulated investment companies, investors in pass-through entities and holders of Warrants that were acquired in connection with the performance of services. In addition, the discussion is generally limited to the United States federal income tax consequences to holders of Warrants tendering such securities in the exchange offer.

         The discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction. This summary is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, and any such change could affect the continuing validity of this discussion. Subject to the limitations and qualifications referred to herein and in its opinion letter, Kramer Levin Naftalis & Frankel LLP, counsel to ICC, has rendered an opinion to ICC confirming the matters set forth in this section.

         The following discussion is limited to the United States federal income tax consequences relevant to a holder of Warrants that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized under the laws of the United States or any political subdivision thereof or therein,
(iii) an estate, the income of which is subject to United States federal income tax regardless of the source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

         PERSONS TENDERING WARRANTS IN THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

Tax Consequence of Exchange for Warrants for Class A Common Stock

         The exchange of Warrants for Class A Common Stock will not be a taxable exchange to the Warrant holders. Each such holder's basis in the Class A Common Stock received will equal the holder's basis in the Warrant exchanged and the holder's holding period for the Class A Common Stock received will include the holding period of the Warrant exchanged.

Consequences of Holding Class A Common Stock

         Distributions made with respect to shares of Class A Common Stock (including any taxable stock dividends) generally will be treated as ordinary income to the extent of ICC's current and accumulated earnings and profits for the taxable year of the distribution. Amounts distributed in excess of such earnings and profits will be treated as a tax-free return of capital to the extent of the holder's tax basis in its shares of Class A Common Stock, which will reduce the holder's basis in such Class A Common Stock, with any amount distributed in excess of such tax basis being treated as an amount received on a sale or exchange of the stock. A dividends received deduction may be available for certain corporate holders, subject to numerous conditions and exceptions.

         Generally, gain or loss will be recognized on a sale or other disposition of Class A Common Stock to the extent of the difference between the amount of cash (and the fair market value of other property) received in the disposition and the holder's tax basis in its Class A Common Stock. Such gain or loss will be capital gain or loss.

Backup Withholding

         A holder of Class A Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on the Class A Common Stock, unless the holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Any amount paid as backup withholding will be creditable against the holder's federal income tax liability.

Holders Who Do Not Participate in the Exchange Offer

         Holders of Warrants who elect not to participate in the exchange offer and who consequently do not exchange their Warrants for Class A Common Stock should not recognize gain or loss as a consequence of the exchange offer.

THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX ASPECTS OF THE EXCHANGE OFFER AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER OF WARRANTS. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CONSEQUENCES TO THEM OF THE EXCHANGE OFFER.

                              INTEREST IN WARRANTS

         Based upon our records and upon information provided to us by our directors, executive officers and affiliates, except as provided below, neither ICC nor any of its subsidiaries or affiliates nor any of our directors or executive officers, nor any associates of any of the foregoing, including the directors or executive officers of our subsidiaries, has effected any transactions in the Warrants during the forty business day period prior to the date hereof. Any Warrants owned directly or indirectly by officers/directors at the time of the exchange offer are eligible for exchange if properly tendered pursuant to the exchange offer on the same basis as all other Warrants.


Dated:   June 30, 1999

         Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Warrants and any other required documents should be sent or delivered by each Warrant holder or such holder's broker, dealer, commercial bank or trust company to the exchange agent at its address set forth below:

                  The exchange agent for the exchange offer is:

                    AMERICAN STOCK TRANSFER AND TRUST COMPANY


         By Registered or Certified Mail:                 By Hand:                    By Overnight Delivery:
            American Stock Transfer and          American Stock Transfer and        American Stock Transfer and
                   Trust Company                        Trust Company                      Trust Company
                  40 Wall Street                       40 Wall Street                     40 Wall Street
                    46th Floor                           46th Floor                         46th Floor
                New York, New York                   New York, New York                 New York, New York
                      10005                                 10005                              10005

                             Confirm by Telephone:                            (800) 937-5449 (from outside New York)
                      (718) 921-8200 (from inside New York)


         Any questions or request for assistance or for additional copies of this Offering Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other materials relating to the exchange offer may be directed to the exchange agent or the information agent specified below. Warrant holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.


                The information agent for the exchange offer is:

                               MORROW & CO., INC.

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                            Toll Free (800) 566-9061
                           Call Collect (212) 754-8000

                     Banks and Brokerage Firms Please Call:
                                 (800) 662-5200

                                                                Exhibit (a)(2)

                              LETTER OF TRANSMITTAL

                          INTERNET COMMERCE CORPORATION

                                OFFER TO EXCHANGE
                        ONE SHARE OF CLASS A COMMON STOCK
                                       FOR
                  EACH EIGHT (8) OUTSTANDING CLASS A WARRANTS
                                       AND
                        ONE SHARE OF CLASS A COMMON STOCK
                                       FOR
                EACH SIXTEEN (16) OUTSTANDING CLASS B WARRANTS


             PURSUANT TO THE OFFERING CIRCULAR DATED JUNE 30, 1999


THE EXCHANGE OFFER WILL EXPIRE AT 9:00 A.M. NEW YORK CITY TIME ON JULY 30, 1999, UNLESS THE EXCHANGE OFFER IS EXTENDED.

                  The Exchange Agent For The Exchange Offer Is:
                    AMERICAN STOCK TRANSFER AND TRUST COMPANY

    By Registered or Certified Mail:                    By Hand:                         By Overnight Delivery:
      American Stock Transfer and             American Stock Transfer and             American Stock Transfer and
             Trust Company                           Trust Company                           Trust Company
             40 Wall Street                          40 Wall Street                          40 Wall Street
               46th Floor                              46th Floor                              46th Floor
        New York, New York 10005                New York, New York 10005                New York, New York 10005


                           Confirm by Telephone: (800) 937-5449 (from outside New York)
                                                 (718) 921-8200 (from inside New York)


         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING WARRANT CERTIFICATES, IS AT THE RISK OF THE HOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS
RECOMMENDED. YOU SHOULD READ THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL CAREFULLY BEFORE YOU COMPLETE THE LETTER OF TRANSMITTAL.

         The undersigned acknowledges that he or she has received the Offering Circular, dated June 30, 1999 (the "Offering Circular"), of Internet Commerce Corporation, a Delaware company (the "Company"), and this Letter of Transmittal and the instructions hereto (the "Letter of Transmittal"), which together constitute the Company's offer (the "Exchange Offer") to exchange one share of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), for each eight (8) outstanding Class A Warrants (the "Class A Warrants") and one share of Class A Common Stock for each sixteen (16) outstanding Class B Warrants (the "Class B Warrants," and together with the Class A Warrants, the"Warrants"), upon the terms and subject to the conditions set forth in the Offering Circular. The term "Expiration Date" shall mean 9:00 a.m., New York City time, on July 30, 1999, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term shall mean the latest date and time to which the Exchange Offer is extended by the Company. Capitalized terms used but not defined herein have the meaning given to them in the Offering Circular.

         This Letter of Transmittal is to be used if either (1) certificates representing Warrants are to be physically delivered to the Exchange Agent herewith by Holders (as defined below) or (2) tender of Warrants is to be made according to the guaranteed delivery procedures set forth in the Offering Circular under "The Exchange Offer--Guaranteed Delivery Procedures." Delivery of this Letter of Transmittal and any other required documents must be made to the Exchange Agent.

         The term "Holder" as used herein means any person in whose name Warrants are registered on the books of the Company or any other person who has obtained a properly completed stock transfer power from the registered holder.

         All Holders of Warrants who wish to tender their Warrants must, prior to the Expiration Date: (1) complete, sign, and deliver this Letter of Transmittal, or a facsimile thereof, to the Exchange Agent, in person or to the address set forth above; and (2) tender (and not withdraw) his or her Warrants in accordance with the procedures for tendering described in the Instructions to this

Letter of Transmittal. Holders of Warrants whose warrant certificates are not immediately available, or who are unable to deliver their warrant certificates and all other documents required by this Letter of Transmittal to be delivered to the Exchange Agent on or prior to the Expiration Date, must tender their Warrants according to the guaranteed delivery procedures set forth under the caption "The Exchange Offer--Guaranteed Delivery Procedures" in the Offering Circular. See Instruction 2.

         Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of the Warrants validly tendered and not withdrawn and the issuance of the Class A Common Stock will be made promptly following the Expiration Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Warrants when, as and if the Company has given written notice thereof to the Exchange Agent.

         The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Exchange Offer.

         PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL AND THE OFFERING CIRCULAR CAREFULLY BEFORE CHECKING ANY BOX BELOW. THE INSTRUCTIONS INCLUDED IN THIS LETTER OF TRANSMITTAL MUST BE FOLLOWED. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFERING CIRCULAR, THIS LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE EXCHANGE AGENT.
SEE INSTRUCTION 12.

         HOLDERS WHO WISH TO ACCEPT THE EXCHANGE OFFER AND TENDER THEIR WARRANTS MUST COMPLETE THIS LETTER OF TRANSMITTAL IN ITS ENTIRETY AND COMPLY WITH ALL OF ITS TERMS.

         List below the Warrants to which this Letter of Transmittal relates. If the space provided below is inadequate, the Warrant Certificate Numbers and number of Warrants should be listed on a separate signed schedule, attached hereto.


-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                DESCRIPTION OF CLASS A WARRANTS                        1                  2                   3
-----------------------------------------------------------------------------------------------------------------------------

        Name(s) and Address(es) of Registered Holder(s):           Certificate        Number of           Number of
                   (Please fill in, if blank)                      Number(s)          Class A             Class A
                                                                                      Warrants            Warrants
                                                                                                          Tendered*


-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                  Total
-----------------------------------------------------------------------------------------------------------------------------
*    Need not be completed by Holders who wish to tender all Warrants listed.
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                DESCRIPTION OF CLASS B WARRANTS                        1                  2                   3
-----------------------------------------------------------------------------------------------------------------------------

        Name(s) and Address(es) of Registered Holder(s):           Certificate        Number of           Number of
                   (Please fill in, if blank)                      Number(s)          Class B             Class B
                                                                                      Warrants            Warrants
                                                                                                          Tendered*


-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                   Total
-----------------------------------------------------------------------------------------------------------------------------
*    Need not be completed by Holders who wish to tender all Warrants listed.
-----------------------------------------------------------------------------------------------------------------------------

               PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS


                        SPECIAL REGISTRATION INSTRUCTIONS
                          SEE INSTRUCTIONS 4, 5 AND 6.

To be completed ONLY if certificates for Warrants in an amount not tendered, or Class A Common Stock issued in exchange for Warrants accepted for exchange, are to be issued in the name of someone other than the undersigned.

Issue certificate(s) to:

Name(s)_________________________________________________________

Address__________________________________________________________
                                        (INCLUDE ZIP CODE)

___________________________________
(TAX IDENTIFICATION OR SOCIAL
SECURITY NUMBER(S))


                          SPECIAL DELIVERY INSTRUCTIONS
                          SEE INSTRUCTIONS 4, 5 AND 6.

To be completed ONLY if certificates for Warrants in an amount not tendered, or Class A Common Stock issued in exchange for Warrants accepted for exchange, are to be delivered to someone other than the undersigned.

Deliver certificate(s) to:

Name(s)________________________________________________________

Address________________________________________________________
                                      (INCLUDE ZIP CODE)


_____________________________________
(TAX IDENTIFICATION OR SOCIAL
SECURITY NUMBER(S))


IMPORTANT: THIS LETTER OF TRANSMITTAL OR A FACSIMILE HEREOF (TOGETHER WITH THE CERTIFICATE(S) FOR WARRANTS AND ALL OTHER REQUIRED DOCUMENTS) OR, IF GUARANTEED DELIVERY PROCEDURES ARE TO BE COMPLIED WITH, A NOTICE OF GUARANTEED DELIVERY, MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE.

Holders whose Warrants are not immediately available or who cannot deliver their Warrants and all other documents required hereby to the Exchange Agent on or prior to the Expiration Date may tender their Warrants according to the guaranteed delivery procedures set forth in the Offering Circular under the caption "The Exchange Offer--Guaranteed Delivery Procedures." See Instruction 2.

[ ] CHECK HERE IF WARRANTS ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE
FOLLOWING:

Name(s) of tendering Holder(s)______________________________________

Date of Execution of Notice of Guaranteed Delivery__________________

Name of Institution which Guaranteed Delivery_______________________

Transaction Code Number_____________________________________________

[ ] CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE OFFERING CIRCULAR AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.

Name:______________________________________________________________

Address:___________________________________________________________

If the undersigned is not a broker-dealer, the undersigned represents that (1) it is acquiring the Class A Common Stock in the ordinary course of its business,
(2) it has no arrangements or understanding with any person, nor does it intend to engage in, a distribution (as that term is interpreted by the Securities and Exchange Commission (the "SEC")) of Class A Common Stock and (3) it is not an affiliate (as that term is interpreted by the SEC) of the Company.

NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ ACCOMPANYING INSTRUCTIONS CAREFULLY.


Ladies and Gentlemen:

     Subject to the terms and conditions of the Exchange Offer, the undersigned hereby tenders to Internet Commerce Corporation (the "Company") the number of Warrants indicated above.

     Subject to and effective upon the acceptance for exchange of the number of Warrants tendered hereby in accordance with this Letter of Transmittal, the undersigned sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to the Warrants tendered hereby. The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as its agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of the Company) with respect to the tendered Warrants with full power of substitution (such power of attorney being deemed an irrevocable power coupled with an interest), subject only to the right of withdrawal described in the Offering Circular, to (1) deliver certificates for such Warrants to the Company or transfer ownership of such Warrants together with all accompanying evidences of transfer and authenticity to, or upon the order of, the Company and (2) present such Warrants for transfer on the books of the Company and receive all benefits and otherwise exercise all rights of beneficial ownership of such Warrants, all in accordance with the terms of the Exchange Offer.

     The  undersigned  acknowledges  that the  Exchange  Offer is being  made in reliance upon interpretative advice given by the staff of the SEC to third parties in connection with transactions similar to the Exchange Offer, so that the Class A Common Stock issued pursuant to the Exchange Offer in exchange for the Warrants may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased such Warrants directly from the Company for resale pursuant to Rule 144A, Regulation S or any other available exemption under the Securities Act or a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Class A Common Stock are acquired in the ordinary course of such holders' business and such holders are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of such Class A Common Stock.

     The undersigned agrees that acceptance of any tendered Warrants by the Company and the issuance of Class A Common Stock in exchange therefor shall constitute performance in full by the Company of its obligations under the Exchange Offer and that, upon the issuance of the Class A Common Stock, the Company will have no further obligations or liabilities thereunder.

     The undersigned represents and warrants that (1) the Class A Common Stock acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving Class A Common Stock (which shall be the undersigned unless otherwise indicated in the box entitled "Special Delivery Instructions" above) (the "Recipient"), (2) neither the undersigned nor the Recipient (if different) is engaged in, intends to engage in or has any arrangement or understanding with any person to participate in the distribution (as that term is interpreted by the SEC) of such Class A Common Stock, and (3) neither the undersigned nor the Recipient (if different) is an "affiliate" of the Company as defined in Rule 405 under the Securities Act.

     The undersigned understands and agrees that the Company reserves the right not to accept tendered Warrants from any tendering holder if the Company determines, in its sole and absolute discretion, that such acceptance could result in a violation of applicable securities laws.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, exchange, assign and transfer the Warrants tendered hereby and to acquire Class A Common Stock issuable upon the exchange of such tendered Warrants, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The undersigned also warrants that it will, upon request, execute and deliver any additional documents deemed to be necessary or desirable by the Exchange Agent or the Company in order to complete the exchange, assignment and transfer of tendered Warrants or transfer of ownership of such Warrants on the account books maintained by or for the Company.

     The undersigned understands and acknowledges that the Company reserves the right in its sole discretion to purchase or make offers for any Warrants that remain outstanding subsequent to the Expiration Date or, as set forth in the Offering Circular under the caption "The Exchange Offer--Procedures for Tendering Warrants," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Warrants in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     The undersigned understands that the Company may accept the undersigned's tender by delivering written notice of acceptance to the Exchange Agent, at which time the undersigned's right to withdraw such tender will terminate. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Warrants when, as and if the Company has given oral (which shall be confirmed in writing) or written notice thereof to the Exchange Agent.

     The undersigned understands that tenders of Warrants pursuant to the procedures described under the caption "The Exchange Offer--Procedures for Tendering Warrants" in the Offering Circular and in the instructions hereto will constitute a binding agreement between the undersigned, the Company and the Exchange Agent in accordance with the terms and subject to the conditions of the Exchange Offer.

     If any tendered Warrants are not accepted for exchange pursuant to the Exchange Offer for any reason, certificates for any such unaccepted Warrants will be returned, at the Company's cost and expense, to the undersigned at the address shown below or at a different address as may be indicated herein under "Special Delivery Instructions" as promptly as practicable after the Expiration Date.

     All  authority  conferred  or  agreed  to be  conferred  by this  Letter of
Transmittal shall survive the death, incapacity or dissolution of the undersigned, and every obligation of the undersigned under this Letter of
Transmittal shall be binding on the undersigned's heirs, personal representatives, successors and assigns. This tender may be withdrawn only in accordance with the procedures set forth in this Letter of Transmittal.

     By acceptance of the Exchange Offer, each broker-dealer that receives Class A Common Stock pursuant to the Exchange Offer hereby acknowledges and agrees that upon the receipt of notice by the Company of the happening of any event that makes any statement in the Offering Circular untrue in any material respect or that requires the making of any changes in the Offering Circular in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Offering Circular until the Company has amended or supplemented the Offering Circular to correct such misstatement or omission and has furnished copies of the amended or supplemented Offering Circular to such broker-dealer.

     Unless otherwise indicated under "Special Registration Instructions," please issue the certificates representing the Class A Common Stock issued in exchange for the Warrants accepted for exchange and return any certificates for Warrants not tendered or not exchanged, in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions," please send the certificates representing the Class A Common Stock issued in exchange for the Warrants accepted for exchange and any certificates for
Warrants not tendered or not exchanged (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Registration Instructions" and "Special Delivery Instructions" are completed, please issue the certificates representing the Class A Common Stock issued in exchange for the Warrants accepted for exchange in the name(s) of, and return any certificates for Warrants not tendered or not exchanged to, the person(s) so indicated. The undersigned understands that the Company has no obligations pursuant to the "Special Registration Instructions" or "Special Delivery Instructions" to transfer any Warrants from the name of the registered Holder(s) thereof if the Company does not accept for exchange any of the Warrants so tendered.

     Holders who wish to tender the Warrants and (1) whose Warrants are not immediately available or (2) who cannot deliver their Warrants, this Letter of Transmittal or any other documents required hereby to the Exchange Agent prior to the Expiration Date, may tender their Warrants according to the guaranteed delivery procedures set forth in the Offering Circular under the caption "The Exchange Offer--Guaranteed Delivery Procedures." See Instruction 1 regarding the completion of the Letter of Transmittal.

     PLEASE SIGN HERE WHETHER OR NOT WARRANTS ARE BEING PHYSICALLY TENDERED HEREBY AND WHETHER OR NOT TENDER IS TO BE MADE PURSUANT TO THE GUARANTEED
                               DELIVERY PROCEDURES
                  (PLEASE COMPLETE SUBSTITUTE FORM W-9 HEREIN)
                            SEE INSTRUCTIONS 4 AND 6.



----------------------------------------------

----------------------------------------------
 (SIGNATURE(S) OF HOLDER(S))

Date:  ___________________, 1999

Name(s)_______________________________________

----------------------------------------------
                (PLEASE PRINT)


Capacity (full title)_________________________________

------------------------------------------------

Address__________________________________________

------------------------------------------------

------------------------------------------------
                      (INCLUDE ZIP CODE)

Area Code and Telephone Number______________________


-----------------------------------
(TAX IDENTIFICATION OR
SOCIAL SECURITY NUMBER(S))


                            GUARANTEE OF SIGNATURE(S)
                               SEE INSTRUCTION 1.


--------------------------------------------
(AUTHORIZED SIGNATURE)


Date:__________________, 1999

Name of Firm_________________________________

---------------------------------------------


---------------------------------------------
Capacity (full title)

Address______________________________________

---------------------------------------------

---------------------------------------------
                     (INCLUDE ZIP CODE)

Area Code and Telephone Number_______________

                                  INSTRUCTIONS
         FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

      1. GUARANTEE OF SIGNATURES. Signatures on this Letter of Transmittal need not be guaranteed if (a) this Letter of Transmittal is signed by the registered holder(s) of the Warrants tendered herewith and such holder(s) have not completed the box set forth herein entitled "Special Registration Instructions" or the box entitled "Special Delivery Instructions" or (b) such Warrants are tendered for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"). See Instruction 6. Otherwise, all signatures on this Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution. All signatures on stock transfer powers and endorsements on certificates must also be guaranteed by an Eligible Institution.

         2. DELIVERY OF THIS LETTER OF TRANSMITTAL AND WARRANTS. Certificates for all physically delivered Warrants as well as a properly completed and duly executed copy of this Letter of Transmittal or facsimile hereof and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 9:00 a.m., New York
City time,  on the  Expiration  Date.  The method of  delivery  of the  tendered
Warrants, this Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Holder and the delivery will be deemed made only when actually received by the Exchange Agent. If Warrants are sent by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No Letter of Transmittal or Warrants should be sent to the Company.

         Holders who wish to tender their Warrants and (1) whose Warrants are not immediately available, or (2) who cannot deliver their Warrants, this Letter of Transmittal or any other documents required hereby to the Exchange Agent prior to the Expiration Date must tender their Warrants according to the guaranteed delivery procedures set forth in the Offering Circular. See "The Exchange Offer--Guaranteed Delivery Procedures." Pursuant to such procedure: (1) such tender must be made by or through an Eligible Institution; (2) prior to the Expiration Date, the Exchange Agent must have received from the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, overnight courier, mail or hand delivery) setting forth the name and address of the Holder of the Warrants, the certificate number or numbers of such Warrants and the number of Warrants tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, this Letter of Transmittal (or facsimile hereof) together with the certificate(s) representing the Warrants and any other required documents will be deposited by the Eligible Institution with the Exchange Agent; and (3) such properly completed and executed Letter of Transmittal (or facsimile hereof), as well as all other documents required by this Letter of Transmittal and the certificate(s) representing all tendered Warrants in proper form for transfer, must be received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date, all in the manner provided in the Offering Circular under the caption "The Exchange Offer--Guaranteed Delivery Procedures." Any Holder who wishes to tender his or her Warrants pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery prior to 9:00 a.m., New York City time, on the Expiration Date. Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Warrants according to the guaranteed delivery procedures set forth above.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Warrants, and withdrawal of tendered Warrants will be determined by the Company in its sole discretion, which determination will be final and binding. All tendering holders, by execution of this Letter of Transmittal (or facsimile thereof), shall waive any right to receive notice of the acceptance of the Warrants for exchange. The Company reserves the absolute right to reject any and all Warrants not properly tendered or any Warrants the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to particular Warrants. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in this Letter of Transmittal) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Warrants must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Warrants, nor shall any of them incur any liability for failure to give such notification. Tenders of Warrants will not be deemed to have been made until such defects or irregularities have been cured to the Company's satisfaction or waived. Any Warrants received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders pursuant to the Company's determination, unless otherwise provided in this Letter of Transmittal as soon as practicable following the Expiration Date. The Exchange Agent has no fiduciary duties to the Holders with respect to the Exchange Offer and is acting solely on the basis of directions of the Company.

         3.  INADEQUATE  SPACE.  If  the  space  provided  is  inadequate,   the
certificate numbers and/or the number of Warrants should be listed on a separate signed schedule attached hereto.

         4. TENDER BY HOLDER. Only a Holder of Warrants may tender such Warrants in the Exchange Offer. Any beneficial owner of Warrants who is not the registered Holder and who wishes to tender should arrange with such registered holder to execute and deliver this Letter of Transmittal on such beneficial owner's behalf or must, prior to completing and executing this Letter of Transmittal and delivering his or her Warrants, either make appropriate arrangements to register ownership of the Warrants in such beneficial owner's name or obtain a properly completed stock transfer power from the registered holder or properly endorsed certificates representing such Warrants.

         5. PARTIAL TENDERS; WITHDRAWALS. If less than the entire number of any Warrants is tendered, the tendering Holder should fill in the number tendered in the third column of the applicable box entitled "Description of Warrants" above. The entire number of any Warrants delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated. If the entire number of all Warrants is not tendered, then Warrants for the number of Warrants not tendered and a certificate or certification representing Class A Common Stock issued in exchange for any Warrants accepted will be sent to the Holder at his or her registered address, unless a different address is provided in the "Special Delivery Instructions" box above on this Letter of Transmittal, promptly after the Warrants are accepted for exchange.

         Except as otherwise provided herein, tenders of Warrants may be withdrawn at any time prior to 9:00 a.m., New York City time, on the Expiration Date. To withdraw a tender of Warrants in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 9:00 a.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (1) specify the name of the person having deposited the Warrants to be withdrawn (the "Depositor"), (2) identify the Warrants to be withdrawn, including the certificate number or numbers and number of such Warrants, (3) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Warrants were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Registrar with respect to the Warrants register the transfer of such Warrants into the name of the person withdrawing the tender and (4) specify the name in which any such Warrants are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Warrants so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Class A Common Stock will be issued with respect thereto unless the Warrants so withdrawn are validly retendered. Any Warrants which have been tendered but which are not accepted for exchange by the Company will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Warrants may be retendered by following one of the procedures described in the Offering Circular under "The Exchange Offer--Procedures for Tendering Warrants" at any time prior to the Expiration Date.

         6. SIGNATURES ON THE LETTER OF TRANSMITTAL; STOCK TRANSFER POWERS AND ENDORSEMENTS. If this Letter of Transmittal (or facsimile hereof) is signed by the registered holder(s) of the Warrants tendered hereby, the signature must correspond with the name(s) as written on the face of the Warrant without alteration, enlargement or any change whatsoever.

         If any of the Warrants tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

         If a number of Warrants registered in different names are tendered, it will be necessary to complete, sign and submit as many copies of this Letter of Transmittal as there are different registrations of Warrants.

         If this Letter of Transmittal (or facsimile hereof) is signed by the registered Holder or Holders of Warrants tendered and the certificate or certificates for Class A Common Stock issued in exchange therefor is to be issued (or any untendered number of Warrants to be reissued) to the registered Holder, then such Holder need not and should not endorse any tendered Warrants, nor provide a separate stock transfer power. In any other case, such Holder must either properly endorse the Warrants tendered or transmit a properly completed separate stock transfer power with this Letter of Transmittal with the signatures on the endorsement or stock transfer power guaranteed by an Eligible Institution.

         If this Letter of Transmittal (or facsimile hereof) is signed by a person other than the registered Holder or Holders of any Warrants listed, such Warrants must be endorsed or accompanied by appropriate stock transfer powers in each case signed as the name of the registered Holder or Holders appears on the Warrants.

         If this Letter of Transmittal (or facsimile hereof) or any Warrants or stock transfer powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, or officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority so to act must be submitted with this Letter of Transmittal.

         Endorsements on Warrants or signatures on stock transfer powers required by this Instruction 6 must be guaranteed by an Eligible Institution.

         7. SPECIAL REGISTRATION AND DELIVERY INSTRUCTIONS. Tendering Holders should indicate, in the applicable box or boxes, the name and address to which Class A Common Stock or substitute Warrants for the number of Warrants not tendered or not accepted for exchange are to be issued or sent, if different from the name and address of the person signing this Letter of Transmittal. In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated.

         8. BACKUP FEDERAL INCOME TAX WITHHOLDING AND SUBSTITUTE FORM W-9. Under the federal income tax laws, payments that may be made by the Company with respect to Class A Common Stock issued pursuant to the Exchange Offer may be subject to backup withholding at the rate of 31%. In order to avoid such backup withholding, each tendering holder should compete and sign the Substitute Form W-9 included in this Letter of Transmittal and either (a) provide the correct taxpayer identification number ("TIN") and certify, under penalties of perjury, that the TIN provided is correct and that (1) the Holder has not been notified by the Internal Revenue Service the ("IRS") that the Holder is subject to backup withholding as a result of failure to report all interest or dividends or (2) the IRS has notified the Holder that the Holder is no longer subject to backup withholding; or (b) provide an adequate basis for exemption. If the tendering Holder has not been issued a TIN and has applied for one, or intends to apply for one in the near future, such Holder should write "Applied For" in the space provided for the TIN in Part 1 of the Substitute Form W-9, sign and date the Substitute Form W-9 and sign the Certificate of Payee Awaiting Taxpayer Identification Number. If "Applied For" is written in Part 1, the Company shall retain 31% of payments made to the tendering Holder during the 60-day period following the date of the Substitute Form W-9. If the Holder furnishes the Exchange Agent or the Company with its TIN within 60 days after the date of the Substitute Form W-9, the Company (or the Paying Agent) shall remit such amounts retained during the 60-day period to the Holder and no further amounts shall be retained or withheld from payments made to the Holder thereafter. If, however, the Holder has not provided the Exchange Agent or the Company with its TIN within such 60-day period, the Company (or the Paying Agent) shall remit such previously retained amounts to the IRS as backup withholding. In general, if a Holder is an individual, the TIN is the Social Security number of such individual. If the Exchange Agent or the Company are not provided with the correct TIN, the Holder may be subject to a $50 penalty imposed by the Internal Revenue Service.

         Certain Holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such Holder must submit a statement (generally, IRS Form W-8), signed under penalties of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Exchange Agent. For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Substitute Form W-9 if Warrants are registered in more than one name), consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. Failure to complete the Substitute Form W-9 will not, by itself, cause Warrants to be deemed invalidly tendered, but may require the Company (or the Paying Agent) to withhold 31% of the amount of any payments made on account of the Class A Common Stock. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         9. TRANSFER TAXES. The Company will pay all transfer taxes, if any, applicable to the exchange of Warrants pursuant to the Exchange Offer. If, however, certificates representing Class A Common Stock or Warrants for the number of Warrants not tendered or accepted for exchange are to be delivered to, or are to be registered in the name of, any person other than the registered Holder of the Warrants tendered hereby, or if tendered Warrants are registered in the name of a person other than the person signing this Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Warrants pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or on any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with this Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder. See the Offering Circular under "The Exchange Offer--Expenses."

         Except as provided in this Instruction 9, it will not be necessary for transfer tax stamps to be affixed to the Warrants listed in this Letter of Transmittal.

         10. WAIVER OF CONDITIONS. The Company reserves the right, in its sole discretion, to amend, waive or modify specified conditions in the Exchange Offer in the case of any Warrants tendered.

         11. MUTILATED, LOST, STOLEN OR DESTROYED WARRANTS. Any tendering Holder whose Warrants have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the address indicated herein for further instructions.

         12. REQUESTS FOR ASSISTANCE, COPIES. Requests for assistance and requests for additional copies of the Offering Circular or this Letter of Transmittal may be directed to the Exchange Agent or the Information Agent at their respective addresses specified in the Offering Circular. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.


                          (DO NOT WRITE IN SPACE BELOW)


CERTIFICATE                 WARRANTS                           WARRANTS
SURRENDERED                 TENDERED                           ACCEPTED

-----------------------     ----------------------            -----------------


-----------------------     ----------------------            -----------------


Received__________ Accepted by__________ Checked by_________ Delivery Prepared by__________ Checked by__________ Date__________


                            IMPORTANT TAX INFORMATION

         Under federal income tax laws, a Holder whose tendered Warrants are accepted is required to provide such Holder's correct TIN on Substitute Form W-9 below or otherwise establish a basis for exemption from backup withholding. If such Holder is an individual, the TIN is his social security number. If the Exchange Agent is not provided with the correct TIN, a $50 penalty may be imposed by the Internal Revenue Service, and payments with respect to Class A Common Stock may be subject to backup withholding.

         Certain Holders (including, among others, all corporations and certain foreign persons) are not subject to these backup withholding requirements. Exempt Holders should indicate their exempt status on Substitute Form W-9. A foreign person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Internal Revenue Service Form W-8, signed under penalties of perjury, attesting to that Holder's exempt status. A Form W-8 can be obtained from the Exchange Agent. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

         If backup withholding applies, 31% of dividend payments with respect to Class A Common Stock made will be withheld. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

PURPOSE OF SUBSTITUTE FORM W-9

         To prevent backup withholding on payments made with respect to Class A Common Stock, the Holder is required to provide either (a) the Holder's correct TIN by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such Holder is awaiting a TIN) and that (1) the Holder has been notified by the Internal Revenue Service that the Holder is subject to backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the Holder that the Holder is no longer subject to backup withholding or (b) an adequate basis for exemption.

WHAT NUMBER TO GIVE THE EXCHANGE AGENT

         The Holder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the registered Holder of the Warrants. If the Warrants are held in more than one name or are held not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.


----------------------------------------------------------------------------------------------------------------------------------
                                          TO BE COMPLETED BY ALL TENDERING STOCKHOLDERS (SEE INSTRUCTION 9)
                                          PAYER'S NAME:   AMERICAN STOCK TRANSFER AND TRUST COMPANY
----------------------------------------------------------------------------------------------------------------------------------
SUBSTITUTE                                PART 1-PLEASE PROVIDE                                     Social Security Number
                                          YOUR TIN IN THE BOX AT                                 ____________________________
Form W-9                                  RIGHT AND CERTIFY BY                                                OR
                                          SIGNING AND DATING
Department of the Treasury                BELOW.                                                Employer Identification Number
Internal Revenue Service                                                                         ____________________________
                                                                                             (If awaiting TIN write "Applied For")
----------------------------------------------------------------------------------------------------------------------------------
Payer's Request for Taxpayer              PART 2--For Payees exempt from backup  withholding, see the enclosed Guidelines for
Identification  Number (TIN)              Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
                                          CERTIFICATION--Under  the penalties of perjury, I certify that:
                                          (1)      The number shown on this form is my correct Taxpayer Identification Number or a
                                                   Taxpayer  Identification Number has not been issued to me and either (a) I have mailed or delivered an application to receive a Taxpayer  Identification Number to the appropriate IRS or Social Security Administration office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number within sixty (60) days, 31% of all reportable  payments made to me thereafter  will be withheld  until I provide a number; and
                                          (2)      I am not  subject to backup  withholding  either  because  (a) I am exempt from backup  withholding,  (b) I have not been notified by the IRS that I am subject to backup  withholding  as a result of a failure  to  report  all  interest  or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
                                         CERTIFICATION  INSTRUCTIONS--You  must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends  on your tax return.  However,  if after being  notified by the IRS that you were subject to backup withholding,  you received another  notification from the IRS that you are no longer  subject to backup  withholding,  do not cross out item (2).  (Also see instructions in the enclosed Guidelines.)
-----------------------------------------------------------------------------------------------------------------------------------
                                         NAME (please print):

                                         ADDRESS (please print):

                                         SIGNATURE:                              DATE:                                , 1999
===================================================================================================================================

NOTE:    FAILURE  TO  COMPLETE  AND  RETURN  THIS  FORM  MAY  RESULT  IN  BACKUP
         WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU IN RESPECT OF CLASS A COMMON STOCK. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

                                                               Exhibit (a)(3)

                          INTERNET COMMERCE CORPORATION

                                Offer to Exchange
                        One Share of Class A Common Stock
                                       for
                  Each Eight (8) Outstanding Class A Warrants
                                       and
                        One Share of Class A Common Stock
                                       for
                Each Sixteen (16) Outstanding Class B Warrants


--------------------------------------------------------------------------------
              THE EXCHANGE OFFER WILL EXPIRE AT 9:00 A.M. NEW YORK
                 CITY TIME ON JULY 30, 1999, UNLESS EXTENDED.
--------------------------------------------------------------------------------

                                                                 June 30, 1999

To Our Clients:

        Enclosed for your consideration is a Offering Circular dated June [30], 1999 (the "Offering Circular") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Exchange Offer") relating to an offer by Internet Commerce Corporation, a Delaware corporation (the "Company"), to exchange one share of Class A Common Stock, $.01 par value per share (the "Class A Common Stock") for each eight
(8) outstanding Class A Warrants (the "Class A Warrants") and one share of Class A Common Stock for each sixteen (16) outstanding Class B Warrants (the "Class B Warrants," and together with the Class A Warrants, the"Warrants"), upon the terms and subject to the conditions set forth in the Offering Circular.

        We are the holder of record of Warrants held by us for your account. A tender for exchange of such Warrants can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender for exchange Warrants held by us for your account.

        We request instructions as to whether you wish to have us tender for exchange on your behalf any or all of such Warrants held by us for your account, pursuant to the terms and subject to the conditions set forth in the Exchange Offer.

        Your attention is directed to the following:

               1. The Exchange Offer will expire at 9:00 a.m. New York City time on July 30, 1999, unless the Exchange Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a tender on your behalf.

               2. The Exchange Offer is made for all Warrants outstanding as of the date of the Offering Circular.

               3. The Exchange Offer is conditioned upon the satisfaction of certain conditions set forth in the Offering Circular under the caption "The Exchange Offer -- Conditions of the Exchange Offer." The Exchange Offer is not conditioned upon any minimum number of Warrants being tendered for exchange.

               4. Tendering Holders of Warrants will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 of the Letter of Transmittal, transfer taxes applicable to the exchange of Warrants pursuant to the Exchange Offer.

               5. In all cases, exchange of Warrants tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by American Stock Transfer and Trust Company (the "Exchange Agent") of (i) certificates representing such Warrants pursuant to the procedures set forth in the Offering Circular under the caption "The Exchange Offer -- Procedures for Tendering Warrants," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

        The Exchange Offer is being made solely by the Offering Circular and the related Letter of Transmittal and is being made to all Holders of Warrants. The Company is not aware of any state where the making of the Exchange Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Exchange Offer or the acceptance of Warrants tendered for exchange pursuant thereto, the Company will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Exchange Offer. If, after such good faith effort, the Company cannot comply with such state statute the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Warrants in such state. In any jurisdiction where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

        If you wish to have us tender any or all of the Warrants held by us for your account, please instruct us by completing, executing and returning to us the instruction form contained in this letter. If you authorize a tender for exchange of your Warrants, the entire aggregate amount of such Warrants will be tendered for exchange unless otherwise specified in such instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Exchange Offer.

                        Instructions with Respect to the

                          INTERNET COMMERCE CORPORATION

                                Offer to Exchange
                        One Share of Class A Common Stock
                                       for
                  Each Eight (8) Outstanding Class A Warrants
                                       and
                        One Share of Class A Common Stock
                                       for
                Each Sixteen (16) Outstanding Class B Warrants


        The undersigned acknowledge(s) receipt of your letter enclosing the Offering Circular dated June 30, 1999 (the "Offering Circular") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Exchange Offer") pursuant to an offer by Internet Commerce Corporation, a Delaware corporation (the "Company"), to exchange one share of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), for each eight (8) outstanding Class A Warrants (the "Class A Warrants") and one share of Class A Common Stock for each sixteen (16) outstanding Class B Warrants (the "Class B Warrants," and together with the Class A Warrants, the"Warrants"), upon the terms and subject to the conditions set forth in the Offering Circular.

        This will instruct you to tender the number of Warrants indicated below (or, if no number is indicated below, the entire number of Warrants) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Exchange Offer.


--------------------------------------------------------------------------------
Aggregate Number of Class A Warrants to be Tendered:*

Aggregate Number of Class B Warrants to be Tendered:*___________________________

Dated:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    SIGN HERE
Signature(s):
             -------------------------------------------------------------------
Please print name(s):
                     -----------------------------------------------------------
Address:
        ------------------------------------------------------------------------

Area Code and Telephone Number:
                               -------------------------------------------------
Tax Identification or Social Security Number:
                                             -----------------------------------
--------------------------------------------------------------------------------
* Unless otherwise indicated, it will be assumed that the entire number of Warrants held by us for your account are to be tendered for exchange.

                                                               Exhibit (a)(4)

                          INTERNET COMMERCE CORPORATION

                                Offer to Exchange
                        One Share of Class A Common Stock
                                       for
                  Each Eight (8) Outstanding Class A Warrants
                                       and
                        One Share of Class A Common Stock
                                       for
                Each Sixteen (16) Outstanding Class B Warrants


--------------------------------------------------------------------------------
           THE EXCHANGE OFFER WILL EXPIRE AT 9:00 A.M., NEW YORK CITY
                   TIME, ON JULY 30, 1999, UNLESS EXTENDED.
--------------------------------------------------------------------------------

                                                                June 30, 1999
To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

         Internet Commerce Corporation, a Delaware corporation ("Company"), is offering to exchange one share of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), for each eight (8) outstanding Class A Warrants (the "Class A Warrants") and one share of Class A Common Stock for each sixteen
(16) outstanding Class B Warrants (the "Class B Warrants," and together with the Class A Warrants, the"Warrants"), upon the terms and subject to the conditions set forth in the Offering Circular, dated June 30, 1999 (the "Offering Circular"), and in the accompanying Letter of Transmittal (the "Letter of Transmittal," which together with the Offering Circular constitute the "Exchange Offer"). Capitalized terms used but not defined herein have the meanings given to them in the Offering Circular.

         THE EXCHANGE OFFER IS CONDITIONED UPON SATISFACTION OF CERTAIN CONDITIONS SET FORTH IN THE OFFERING CIRCULAR UNDER THE CAPTION "THE EXCHANGE OFFER -- CONDITIONS OF THE EXCHANGE OFFER." THE EXCHANGE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF WARRANTS BEING TENDERED FOR EXCHANGE.

         Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee are copies of the following documents:

                  1. The Offering Circular dated June 30, 1999.

                  2. The blue Letter of Transmittal to tender Warrants for exchange (for your use and for the information of your clients). Facsimile copies of the Letter of Transmittal may be used to tender Warrants for exchange.

                  3. The pink Notice of Guaranteed Delivery (to be used to tender Warrants for exchange if certificates for Warrants are not immediately available or if such certificates for Warrants and all other required documents cannot be delivered to American Stock Transfer and Trust Company (the "Exchange Agent") on or prior to the Expiration Date.

                  4. A yellow printed form of letter which may be sent to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer.

                  5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  6. A return envelope addressed to the Exchange Agent.

         YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON JULY 30, 1999, UNLESS EXTENDED.

                  In all cases, exchanges of Warrants accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) certificates representing such Warrants, (ii) the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

                  Holders of Warrants who wish to tender their Warrants and (i) whose Warrants are not immediately available or (ii) who cannot deliver their Warrants, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date may effect a tender by following the guaranteed delivery procedure described in the Offering Circular under the caption "The Exchange Offer -- Guaranteed Delivery Procedures."

                  The Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Warrants pursuant to the Exchange Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay or cause to be paid any transfer taxes applicable to the exchange of Warrants pursuant to the Exchange Offer, except as otherwise provided in Instruction 9 of the Letter of Transmittal.

                  Any inquiries you may have with respect to the Exchange Offer should be addressed to the Exchange Agent, at its address and telephone numbers set forth in the Letter of Transmittal. Additional copies of the enclosed material may be obtained from the Exchange Agent.

                                            Very truly yours,


                                            INTERNET COMMERCE CORPORATION


         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY OR THE EXCHANGE AGENT, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS THEREIN.

                                                              Exhibit (a)(5)

                          NOTICE OF GUARANTEED DELIVERY
                                       FOR
                      CLASS A WARRANTS AND CLASS B WARRANTS
                                       OF
                          INTERNET COMMERCE CORPORATION

         As set forth in the Offering Circular dated June 30, 1999 (the "Offering Circular") of Internet Commerce Corporation (the "Company") and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), this form or a form substantially equivalent to this form must be used to accept the Exchange Offer (as defined below) if the certificates for the outstanding Class A Warrants and/or Class B Warrants (together, the "Warrants") of the Company and all other documents required by the Letter of Transmittal cannot be delivered to the Exchange Agent by the expiration of the Exchange Offer. Such form may be delivered by hand or transmitted by facsimile transmission, telex or mail to the Exchange Agent no later than the Expiration Date, and must include a signature guarantee by an Eligible Institution as set forth below. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Offering Circular.


                             The Exchange Agent For The Exchange Offer Is:
                               AMERICAN STOCK TRANSFER AND TRUST COMPANY

    By Registered or Certified Mail:                    By Hand:                         By Overnight Delivery:
      American Stock Transfer and             American Stock Transfer and             American Stock Transfer and
             Trust Company                           Trust Company                           Trust Company
             40 Wall Street                          40 Wall Street                          40 Wall Street
               46th Floor                              46th Floor                              46th Floor
        New York, New York 10005                New York, New York 10005                New York, New York 10005


                           Confirm by Telephone: (800) 937-5449 (from outside New York)
                                                 (718) 921-8200 (from inside New York)


         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING WARRANT CERTIFICATES, IS AT THE RISK OF THE HOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS
RECOMMENDED. YOU SHOULD READ THE INSTRUCTIONS ACCOMPANYING THE LETTER OF TRANSMITTAL CAREFULLY BEFORE YOU COMPLETE THIS NOTICE OF GUARANTEED DELIVERY.

         This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instruction thereto, such signatures must appear in the applicable space provided on the Letter of Transmittal for Guarantee of Signature(s).

--------------------------------------------------------------------------------
       THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M.,
                     NEW YORK CITY TIME, ON JULY 30, 1999
                     UNLESS THE EXCHANGE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

Ladies and Gentlemen:

         The undersigned acknowledges receipt of the Offering Circular and the related Letter of Transmittal which describes the Company's offer (the "Exchange Offer") to exchange one share of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), for each eight (8) outstanding Class A Warrants (the "Class A Warrants") and one share of Class A Common Stock for each sixteen
(16) outstanding Class B Warrants (the "Class B Warrants," and together with the Class A Warrants, the"Warrants"), upon the terms and subject to the conditions set forth in the Offering Circular. The undersigned hereby tenders to the Company the aggregate number of Warrants set forth below on the terms and conditions set forth in the Offering Circular and the related Letter of Transmittal pursuant to the guaranteed delivery procedure set forth in the "The Exchange Offer--Guaranteed Delivery Procedures" section in the Offering Circular and the accompanying Letter of Transmittal.

         The undersigned understands that no withdrawal of a tender of Warrants may be made on or after the Expiration Date. The undersigned understands that for a withdrawal of a tender of Warrants to be effective, a written notice of withdrawal that complies with the requirements of the Exchange Offer must be timely received by the Exchange Agent at one of its addresses specified on the cover of this Notice of Guaranteed Delivery prior to the Expiration Date.

         The undersigned understands that the exchange of Class A Common Stock for Warrants pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (1) such Warrants and (2) a Letter of Transmittal (or facsimile thereof) with respect to such Warrants, properly completed and duly executed, with any required signature guarantees, this Notice of Guaranteed Delivery and any other documents required by the Letter of Transmittal.

         All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery shall not be affected by, and shall survive, the death or incapacity of the undersigned, and every obligation of the undersigned under this Notice of Guaranteed Delivery shall be binding on the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

PLEASE COMPLETE

Number of Class A Warrants                         Name(s) of Registered Holder(s):_________________
Tendered for Exchange:___________________          _________________________________________________

Warrant Certificate No.(s)
(if available):___________________


Number of Class B Warrants                         Name(s) of Registered Holder(s):_________________
Tendered for Exchange:___________________          _________________________________________________

Warrant Certificate No.(s)
(if available):___________________


                                PLEASE SIGN HERE

X_______________________________                   ___________________________

X_______________________________                   ___________________________
    Signature(s) of Owner(s)                                  Date
    or Authorized Signatory

Area Code and Telephone Number:_______________________________________________


         This Notice of Guaranteed Delivery must be signed by the registered Holder(s) of Warrants exactly as its (their) name(s) appear on certificates for Warrants or by person(s) authorized to become registered Holder(s) by endorsements and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must provide the following information.

                      PLEASE PRINT NAME(S) AND ADDRESS(ES)

Name(s):      __________________________________________________________________
              __________________________________________________________________
Capacity:     __________________________________________________________________
Address(es):  __________________________________________________________________
              __________________________________________________________________
              __________________________________________________________________
              __________________________________________________________________

               THE GUARANTEE ON THE REVERSE SIDE MUST BE COMPLETED

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

       The undersigned, a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or a correspondent in the United States, a credit union, a savings association or otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby (1) represents that each holder of Warrants on whose behalf this tender is being made "own(s)" the Warrants covered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) represents that such tender of Warrants complies with Rule 14e-4 of the Exchange Act and (3) guarantees that, within three New York Stock Exchange trading days from the expiration date of the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with certificates representing the Warrants covered hereby in proper form for transfer and all other required documents will be deposited by the undersigned with the Exchange Agent.

         The undersigned acknowledges that it must deliver the Letter of Transmittal and Warrants tendered hereby to the Exchange Agent within the time period set forth above and the failure to do so could result in financial loss to the undersigned.


______________________________________       ___________________________________
           Name of Firm                              Authorized Signature


______________________________________       ___________________________________
             Address                                        Title


______________________________________       ___________________________________
             Zip Code                               (Please Type or Print)


Area Code and Telephone No.___________       Dated:_____________________________

NOTE: DO NOT SEND CERTIFICATES FOR WARRANTS WITH THIS FORM. CERTIFICATES FOR WARRANTS SHOULD ONLY BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                                               Exhibit (a)(6)

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. -- Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

----------------------------------------------------------------      -------------------------------------------------------------
                                        Give the                                                      Give the EMPLOYER
For this type of account:               SOCIAL SECURITY               For this type of account:       IDENTIFICATION
                                        number of --                                                  number of --
----------------------------------------------------------------      -------------------------------------------------------------

1.  An individual's account             The individual                7.  A vald trust, estate,       The legal entity (Do not
                                                                          or pension trust            furnish the identifying
                                                                                                      number of the personal
                                                                                                      representative or trustee
                                                                                                      unless the legal entity
                                                                                                      itself is not designated
                                                                                                      in the account title.)(4)

2.  Two or more individuals (joint      The actual owner of
    account)                            the account or, if
                                        combined funds, any
                                        one of the individuals(1)

3.  Husband and wife (joint             The actual owner of            8.  Corporate account          The corporation
    account)                            the account or, if
                                        joint funds, either
                                        person(1)
                                                                       9.  Religious, charitable,     The organization
                                                                           or educational
                                                                           organization account
4.  Custodian account of a minor        The minor(2)
    (Uniform Gift to Minors Act)
                                                                       10. Partnership account        The partnership
5.  a. The usual revocable savings      The grantor-trustee(1)
       trust account (grantor is                                       11. Association, club, or      The organization
       also trustee)                                                       other tax-exempt
                                                                           organization

    b. So-called trust account that     The actual owner(1)            12. A broker or registered     The broker or
       is not a legal or valid trust                                       nominee                    nominee
       under State law

6.  Sole proprietorship account         The owner(3)                   13. Account with the           The public entity
                                                                           Department of
                                                                           Agriculture in
                                                                           the name of a public
                                                                           entity (such as a
                                                                           State or local
                                                                           government, school
                                                                           district, or prison)
                                                                           that receives
                                                                           agricultural program
                                                                           payments
----------------------------------------------------------------      -------------------------------------------------------------


(1) List first and circle the name of the person whose  number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Show the name of the owner.
(4) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER
If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number, or Form SS-4, Application for an Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number. United States resident aliens who cannot obtain a social security number must apply for an ITIN (Individual Taxpayer Identification Number) on Form W-7.

PAYEES EXEMPT FROM BACKUP WITHHOLDING
Payees specifically exempted from backup withholding on payments of interest, dividends and with respect to broker transactions include the following:

    o   A corporation.
    o   A financial institution.
    o An organization exempt from tax under section 501(a), or an individual retirement plan.
    o   The United States or any agency or instrumentality thereof.
    o A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
    o A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
    o   An international organization or any agency or instrumentality thereof.
    o A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
    o   A real estate investment trust.
    o   A common trust fund operated by a bank under section 584(a).
    o   An exempt charitable remainder trust, or a non-exempt trust described in section  4947(a)(1).
    o An entity registered at all times under the Investment Company Act of 1940.
    o   A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

    o   Payments to  nonresident  aliens  subject to  withholding  under section
        1441.
    o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
    o Payments of patronage dividends where the amount received is not paid in money.
    o   Payments made by certain foreign organizations.
    o Payments made to a middleman known in the investment community as a nominee as listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.

Payments of interest not generally subject to backup withholding include the following:

    o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
    o Payments of tax-exempt interest (including exempt-interest dividends under section 852).
    o   Payments described in section 6049(b)(5) to nonresident aliens.
    o   Payments on tax-free covenant bonds under section 1451.
    o   Payments made by certain foreign organizations.
    o Payments made to a middleman known in the investment community as a nominee as listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.

FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. -- If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. -- Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

                                                                  Exhibit (d)

                       KRAMER LEVIN NAFTALIS & FRANKEL LLP
                           9 1 9 T H I R D A V E N U E
                           NEW YORK, N.Y. 10022 - 3852
                                (212) 715 - 9100


ARTHUR H. AUFSES III          MONICA C. LORD           ARTHUR B. KRAMER
THOMAS D. BALLIETT            RICHARD MARLIN           MAURICE N. NESSEN
JAY G. BARIS                  THOMAS MOERS MAYER       FOUNDING PARTNERS
PHILIP BENTLEY                THOMAS E. MOLNER             RETIRED
BARRY H. BERKE                THOMAS H. MORELAND           ------
SAUL E. BURIAN                ELLEN R. NADLER          PETER ABRUZZESE
NICHOLAS L. COCH              GARY P. NAFTALIS          MARTIN BALSAM
THOMAS E. CONSTANCE           MICHAEL J. NASSAU        JOSHUA M. BERMAN
JOHN E. DANIEL                MICHAEL S. NELSON         JULES BUCHWALD
MICHAEL J. DELL               JAY A. NEVELOFF          S. ELLIOTT COHAN
ABBE L. DIENSTAG              MICHAEL S. OBERMAN       RUDOLPH DE WINTER
KENNETH H. ECKSTEIN           PETER J. O'ROURKE         ARTHUR D. EMIL
CHARLOTTE M. FISCHMAN         PAUL S. PEARLMAN          MARIA T. JONES
DAVID S. FRANKEL              SUSAN J. PENRY-WILLIAMS  SHERWIN KAMIN
MARVIN E. FRANKEL             BRUCE RABB               ANDREW J. MALONEY
ALAN R. FRIEDMAN              ALLAN E. REZNICK         GEORGE M. MURPHY
CARL FRISCHLING               DONALD L. RHOADS         MAXWELL M. RABB
MARK J. HEADLEY               SCOTT S. ROSENBLUM           COUNSEL
ROBERT M. HELLER              MICHELE D. ROSS              ------
GEORGE P. HOARE               HOWARD J. ROTHMAN        M. FRANCES BUCHINSKY
GREGORY A. HOROWITZ           MARK B. SEGALL            JEFFREY W. DAVIS
PHILIP S. KAUFMAN             JUDITH SINGER              MARILYN FEUER
PETER S. KOLEVZON             PETER G. SMITH           RONALD S. GREENBERG
KENNETH P. KOPELMAN           HOWARD A. SOBEL            ROBERT T. SCHMIDT
MICHAEL PAUL KOROTKIN         JEFFREY S. TRACHTMAN     HELAYNE O. STOOPACK
SHARI K. KROUNER              NEIL R. TUCKER             SPECIAL COUNSEL
KEVIN B. LEBLANG              JONATHAN M. WAGNER            ------
DAVID P. LEVIN                HAROLD P. WEINBERGER
EZRA G. LEVIN                 ALAN S. WILMIT
RANDY LIPSITZ                 E. LISK WYCKOFF, JR.
LARRY M. LOEB

                                                                  FACSIMILE
                                                               (212) 715-8000
                                                                   ------
                                                          WRITER'S DIRECT NUMBER

                                                               (212) 715-9242


                                  June 30, 1999


Internet Commerce Corporation
805 Third Avenue
New York, New York 10022

Ladies and Gentlemen:

               We have acted as counsel to Internet Commerce Corporation, a Delaware Corporation ("ICC"), in connection with the offer to exchange one share of Class A Common Stock, $.01 par value per share, for each eight (8)
outstanding Class A Warrants and one share of Class A Common Stock, $.01 par value per share, for each sixteen (16) outstanding Class B Warrants (the "Exchange Offer").

               For purposes of the opinion set forth below, we have reviewed and relied upon the Issuer Tender Offer Statement on Schedule 13E-4 (the "Offering Circular"), filed by ICC with the Securities and Exchange Commission, and such other documents, records, and instruments as we have deemed necessary or appropriate as a basis for our opinion. In rendering our opinion, we have assumed that the Exchange Offer will be consummated as described in the Offering Circular. Any inaccuracy in, or breach of, any of the aforementioned statements, representations, or assumptions or any change after the date hereof in applicable law could adversely affect our opinion. No ruling has been (or will be) sought from the Internal Revenue Service by ICC as to the federal income tax consequences of any aspect of the Exchange Offer. The opinion expressed herein is not binding on the Internal Revenue Service or any court, and there can be no assurance that the Internal Revenue Service or a court of competent jurisdiction will not disagree with such opinion.

               Based  upon  and  subject  to  the   foregoing  as  well  as  the
limitations set forth below, it is our opinion, under presently applicable federal income tax law, that the statements contained in the section of the Offering Circular entitled "Certain Federal Income Tax Considerations" are correct.

               Our opinion with respect to the tax-free nature of the exchange of Class A Common Stock for Warrants is based on our view that the exchange is properly treated as a tax-free reorganization under section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (a "recapitalization"). Under recently finalized Treasury Regulations, the receipt of stock in exchange for warrants in a reorganization is generally tax-free. Although the regulations do not specifically state that an exchange involving warrants is properly treated as a recapitalization, and do not contain any examples of a recapitalization exchange involving warrants similar to the exchange which is the subject of this opinion, we believe that the examples in the regulations are merely illustrations of the types of exchanges that may qualify as recapitalizations, and are not intended to be exhaustive. There is no authority precluding such an exchange of stock for warrants from being treated as a recapitalization. In addition, the Internal Revenue Service and Treasury believe that warrants "generally represent a form of investment in the capital structure of a corporation that justifies nonrecognition treatment." Preamble to Proposed Amendments to the Income Tax Regulations under sections 354, 355 and 356 of the Internal Revenue Code of 1986, 61 Fed. Reg. 67,612 (1996) (proposed Dec. 23, 1996). Therefore, in our opinion, the receipt of Class A Common Stock in exchange for the Warrants is properly treated as a recapitalization. See, R. David Wheat, Exchanges of Warrants in Reorganizations, in TAX STRATEGIES FOR CORPORATE ACQUISITIONS, DISPOSITIONS, SPIN-OFFS, JOINT VENTURES, FINANCINGS, REORGANIZATIONS & RESTRUCTURINGS 1998, at 659 (PLI Tax Law and Estate Planning Course Handbook Series No. 427, 1998); R. David Wheat, An Analysis of the New Regulations on Exchanges of Warrants in Tax-Free Reorganizations, 25J. CORP. TAX'N 107 (1998).

               Our opinion is based upon existing statutory, regulatory, and administrative and judicial authority, any of which may be changed at any time with retroactive effect to the detriment of ICC and its Warrant holders. We do not undertake to advise you as to any changes after the date hereof in the above-referenced authorities that may affect our opinion unless we are specifically requested to do so. No opinion is expressed as to any matter not specifically addressed above. Furthermore, no opinion is expressed as to any tax consequences of the Exchange Offer under any foreign, state, or local tax law.

               We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the use of our name in the Offering Circular. The giving of this consent, however, does not constitute an admission that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

               This opinion has been delivered to you for the purpose of being included as an exhibit to the Offering Circular and is intended solely for your benefit.

                                        Very truly yours,


                                        KRAMER LEVIN NAFTALIS & FRANKEL LLP